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03003110

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Anglo Irish Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3791 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 1/15/03

OUR PEOPLE ARE THE DIFFERENCE

ANGLO IRISH BANK


boston
cork
dublin
dusseldorf
galway
geneva
glasgow

annual report & accounts 2002



isle of man · limerick · london · manchester · new york · vienna · waterford

ANNUAL REPORT & ACCOUNTS 2002

FINANCIAL CALENDAR

Publication of Results		Half Year to 31 March 2002	*8 May*	*2002*
Dividend	Ordinary Shares	Interim Dividend Paid	*16 July*	*2002*
Publication of Results		Year to 30 September 2002	*27 November*	*2002*
Share Transfer Books Closed			*6 December*	*2002*
Accounts Posted to Shareholders			*17 December*	*2002*
Annual General Meeting			*24 January*	*2003*
Dividend	Ordinary Shares	Proposed Final Dividend Payment	*30 January*	*2003*

ANGLO IRISH BANK



Contents

Front Cover: Dealing Room, Jewry Street, London.

Photography used throughout this report features members of the Anglo Irish Bank Management team and was shot on location at the National Gallery of Ireland on 15 November 2002 at the Annual Managers' Meeting.

FINANCIAL SUMMARY

Performance

2002 has been another outstanding year - our 17th of consecutive record profits.

Focus

We continue to follow a proven strategy - providing bespoke banking services to well defined target markets.

Growth

We are confident that our competitive advantage will continue to deliver superior returns to shareholders in the future.


Five Year Compound Annual
Growth Rate 47%
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
38.5
57.3
89.1
133.6
194.8
261.3
1997
1998
1999
2000
2001
2002
PROFITS BEFORE TAX
EXPRESSED IN €M

Financial Highlights

	2002 €m	2001 €m (restated)
Profit before Taxation	261.3	194.8
Profit after Taxation	202.8	151.1
Basic Earnings per Share	58.14c	43.18c
Dividend per Share	12.53c	10.44c
Total Assets	19,417.8	15,776.0
Deposits	16,852.7	13,843.5
Advances to Customers	13,356.5	10,952.0
Total Capital Resources	2,020.8	1,574.9



19,500
18,000
16,500
15,000
13,500
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
5,563
7,939
11,062
15,776
19,418
1998
1999
2000
2001
2002

TOTAL ASSETS*
EXPRESSED IN €M



17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,953
7,057
9,852
13,844
16,853
1998
1999
2000
2001
2002

TOTAL DEPOSITS
EXPRESSED IN €M



14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,521
5,613
7,794
10,952
13,357
1998
1999
2000
2001
2002

TOTAL ADVANCES TO CUSTOMERS
EXPRESSED IN €M

* Adjusted for FRS 19 on Deferred Tax.




60
55
50
45
40
35
30
25
20
15
10
5
0
14.01
22.49
33.56
43.18
58.14
1998
1999
2000
2001
2002

EARNINGS PER SHARE*
EXPRESSED IN CENT


13
12
11
10
9
8
7
6
5
4
3
2
1
0
6.16
7.24
8.70
10.44
12.53
1998
1999
2000
2001
2002

DIVIDENDS PER SHARE
EXPRESSED IN CENT

Group Profile

Anglo Irish Bank is a bespoke business bank, with a private banking arm. The bank was established in 1964 and became a publicly quoted company in 1971. The shares are quoted on the Dublin and London Stock Exchanges and the Bank is now one of Ireland's leading publicly quoted companies.

The Bank's operations encompass three core service areas:

- Business Banking
- Treasury
- Wealth Management.

While not a universal bank, nor a full service provider of financial and banking products, the Bank focuses on dedicated products and services in each of these operating divisions.

Anglo Irish Bank's strategy concentrates on a relationship banking approach that is designed to deliver exceptional customer service. Successful relationships are based on understanding a customer's business and needs, and tailoring products and services effectively and efficiently to satisfy these requirements.

Growth has been achieved organically, but this has been enhanced through a number of acquisitions which complemented our established operations. Over the past seven years, Anglo Irish Bank has pursued a focused policy of geographic and operational diversification. It now has 17 locations across 7 countries and employs in excess of 930 people in Ireland, the United Kingdom, the Isle of Man, Austria, Switzerland, Germany and the United States.

The Bank holds strong investment grade ratings from each of Fitch Ratings and Moody's Investor Services, two of the major international credit rating agencies.

BUSINESS BANKING

Business Banking is based on secured business lending, across a number of sectors, to a range of customers including corporates, partnerships, professionals and high net worth individuals. This activity is carried out in Ireland, the United Kingdom and in the greater Boston area in the United States. The Bank has no lending operations outside of these areas.

Lending in Ireland is more widely cast than in our other locations and encompasses a number of sectors where the Bank has gained particular expertise. These activities include corporate lending, commercial mortgages, invoice discounting, asset, motor, film and structured finance. In the United Kingdom and United States, there is a greater emphasis placed on investment property lending.



TREASURY

Treasury has two main areas of operational focus:

- the management of group funding, liquidity and risk management, and
- the provision of corporate treasury services to third party customers.

Group funding, liquidity and risk management is co-ordinated centrally, with funding sourced through the Bank's personal and corporate deposit taking operations in Ireland, United Kingdom, Isle of Man and Austria. The Bank also uses the international banking and capital markets to supplement its deposit taking efforts and to expand capital resources.

The Bank is also a significant participant in the international inter bank markets, managing a treasury relationship with more than 350 banks.

Corporate treasury sales consist of foreign exchange and interest rate management services. These are provided in Ireland, the United Kingdom, Austria and through our representative offices in Boston and New York. Trade finance business is conducted in Ireland, the United Kingdom and through the representative office in Dusseldorf.

WEALTH MANAGEMENT

Reflecting the extent and diversity of the Bank's activities, the Wealth Management operations were amalgamated this year to form a separate division. These operations include private banking, funds management and retirement planning. Wealth Management services are provided to a wide and diverse client base through Ireland, the Isle of Man, Austria and Switzerland. With the emphasis on the protection and creation of wealth for high net worth clients, this is achieved through a bespoke tailored approach to financial planning, asset diversification and investment advice.

CONCLUSION

The Bank's future strategy is to maintain consistency and focus to achieve business growth and generate shareholder value.

The centralised business model and the concentration on niche areas of expertise enables growth by increasing the Bank's presence in each of its individual markets.

At the same time the Bank's reputation for exceptional customer service and niche services has created high levels of customer loyalty, ensuring both a healthy business outlook and the capacity to deliver further shareholder value.

DIRECTORS

Ned Sullivan (54)
who joined the Board in November 2001 is the former Group Managing Director of Glanbia plc and previously held a number of senior management positions in Grand Metropolitan plc. He holds B.Comm and MBS degrees. He is Chairman of the President's Award - Gaisce and is a Non-Executive Director of Greencore plc.

Tiarnan O Mahoney (43)
who joined the Board in November 1993, having worked with the Group since 1985, was appointed Chief Operating Officer in April 2002. He holds an MBA degree and is an associate of the Chartered Institute of Management Accountants.



Sean FitzPatrick (54)
has been the Chief Executive of Anglo Irish Bank Corporation plc since 1986. A Chartered Accountant by qualification, Mr FitzPatrick also serves as a non-executive Director of the Dublin Docklands Development Authority and as a member of the Council of the Institute of Chartered Accountants in Ireland.

Peter Murray (54)
has been a Director since November 1993. He was appointed Chairman of the Bank in January 2002. He is a Fellow of the Institute of Chartered Accountants in Ireland and is Chairman and/or a Director of a number of companies both in Ireland and overseas.

Patrick Wright (61)
joined the Board in February 2000. He is Chairman of the RTE Authority and Chairman of Aon McDonagh Boland Group. He is Deputy Chairman of Aer Lingus Group plc, a Trustee of the Irish Business & Employers Confederation, and is an Honorary Fellow of the National College of Ireland and a Fellow of the Irish Management Institute.

Fintan Drury (44)
who joined the Board in May 2002, is Chairman of Sports Management Company DSMI, a Non-Executive Director of Paddy Power plc and a Director of a number of other private companies. He is a former News Journalist with RTE and in 1998 founded Drury Communications, a Corporate Communications Consultancy from which he retired in 1999.

Peter Killen (55)

who joined the Board in October 1989, has responsibility for Group Risk Asset Management. A career banker, he worked with Allied Irish Bank plc from 1967 until he joined Anglo Irish Bank Corporation plc in 1982.

● ●

William McAteer (52)

a Chartered Accountant, was appointed Finance Director of the Group in June 1992. He was previously Managing Director of Yeoman International Leasing Limited, prior to which he was a partner with Price Waterhouse.

●

- ● *Executive Director*
- ● *An Independent Non-Executive Director*
- ● *A member of the Audit Committee*
- ● *A member of the Nomination Committee*
- ● *A member of the Remuneration Committee*
- ● *A member of the Risk Committee*



John Rowan (44)

joined the Board in October 1998. A Chartered Accountant, he joined the Bank in 1985 and is Managing Director of the Bank's operations in the United Kingdom.

●

Anton Stanzel (63)

who joined the Board in April 2001, is a former Director General of the Austrian Ministry of Finance and a former Associate Professor of the University of Economics in Vienna. He is a Director of Casinos Austria International Ltd, Brisbane, Australia and a Member of the Supervisory Board of Anglo Irish Bank (Austria) AG.

● ●

Michael Jacob (57)

who has been a Director since 1988, is a Fellow of the Chartered Institute of Management Accountants. He is Chairman of the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, President of the Royal Dublin Society and a Director of other companies.

● ● ● ●

CHAIRMAN'S STATEMENT



PETER MURRAY
Chairman

SUMMARY

This has been another excellent year for your Bank and marks the 17th consecutive year of profit growth. Performance is even more remarkable when you consider that the Bank has achieved a record 47% compound annual growth in pre-tax profits over the past five years. Financial highlights for the year include:

- Pre-tax profits increased by 34% to €261.3m
- Attributable profits increased by €56.2m to €184m
- Basic EPS increased by 35% to 58.14c
- Dividends increased by 20% to 12.53c per share
- Lending increased by 24%
- Customer deposits grew by 34%
- Cost/income ratio stands at 30.7%
- Return on equity stands at 31%
- Tier One Capital is 8.2%

Earnings growth has been driven by another exceptional year for our core lending operations in Ireland and the UK with our small but growing Boston business also performing very well. The Bank's Treasury division also recorded very strong results. Our profits were supplemented by fee income from our growing Wealth Management operations based in Dublin, the Isle of Man and mainland Europe.

Total assets exceeded €19.4bn, an increase of 23% over last year and nearly five times the level of total assets at September 1997. In May this year the Bank's market capitalisation surpassed the €2bn threshold having breached the €1bn level in January 2001.

DIVIDENDS

The Board is recommending a final dividend of 8.33c per share resulting in total dividends for the year of 12.53c (2001: 10.44c), an increase of 20%. Our dividend cover remains strong at 4.6 times.

It is proposed that the final dividend be paid on 30 January 2003 to shareholders on the Bank's register as at the close of business on 6 December 2002. Withholding tax may apply on the dividend, depending on the tax status of each shareholder. We will continue to offer shareholders the option of receiving dividends in the form of cash or shares.

OPERATIONS

Our lending operations, the Bank's prime area of focus accounting for a substantial majority of total profits, enjoyed another excellent year achieving substantial growth in all geographical markets. The Bank's Treasury division also secured a very strong outcome generating substantial fee income in addition to greatly enhancing the Group's capital position and funding base. Our Wealth Management division, similar to the entire industry, operated in a difficult market environment. However, given this backdrop, we are pleased with the performance and the future growth potential it provides. Your Board considers the increase in pre-tax profits of 34% to be an excellent result.

Lending

Our lending operations in Ireland, the UK and Boston performed very strongly, growing by 20%, 31% and 26% respectively. Most importantly, this growth has been achieved without dilution in margins or relaxing of our credit criteria.

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Our lending operations, the Bank's prime area of focus accounting for a substantial majority of total profits, enjoyed another excellent year achieving substantial growth in all geographical markets.

Our strategy is clearly defined and we have remained focused on our selected markets. We lend principally to corporates and investors supported by recurring stable cash flows, retaining a charge on assets as security. Our focus on asset quality and customer service has been the cornerstone of our exceptional record of year on year profit growth and this will continue as we grow the business in the years ahead.

Ireland and the UK represent the Group's core lending markets. We have continued to grow our Irish loan book by an average of 37% on a compound annual basis over the past five years and increased our share of our target market substantially. We look forward to continued strong growth in this market.

The UK now accounts for 40% of our total loan book and has grown by 168% since 1999. Our success in the UK has resulted in loan growth of €1.3bn this year, which is on a par with the level of growth achieved in Ireland for the first time.

Operating in a significantly larger market, this performance demonstrates the success of our UK growth strategy, leveraging our franchise and expertise built up over the past 18 years. We are confident that our position in the UK will enable us to achieve robust future growth.

The performance of our representative office in Boston is very encouraging. Although representing just 6% of our total loan book, the team has grown loan balances from a zero base to in excess of €800m in under five years. This growth has been achieved on a wholly organic basis. Lending has followed very tightly defined and conservative criteria.

It is of some satisfaction to the Bank that our business model, which has stood us so well in our core markets of Ireland and the UK, has been successfully applied in Boston.

We continue to be prudent in provisioning. In light of the softening in the markets in which we operate, we felt that despite our minimal instance of actual bad debts and relative high level of provision charged relative to our peers, it was appropriate to retain such a practice this year.

Treasury

Key to the Bank's growth has been our success in increasing funding resources. The well diversified nature of our ever increasing deposit base is a considerable achievement. This year has proved no exception to that trend with total deposits increasing by €3bn to €16.9bn. Our strength is evidenced by the fact that our UK operations are now largely funded from a UK deposit base. We are delighted that we have achieved such strength in our funding position without reliance on the inter bank market.

Similarly, we have enhanced the Group's Tier One Capital ratio to 8.2% at 30 September 2002. This resulted largely from our profit growth and level of retentions.

The Group has also undertaken supplemental capital strengthening activities including a 5% placement in January 2002 which raised €63m. In June 2002 the Group launched and closed its second loan securitisation deal totalling Stg£400m. In July 2002 the Group raised a further Stg£160m of Tier One capital through the issuance of a Tier One Non-Innovative Capital Security.

Corporate Treasury Services' activities continued to grow this year with the opening of a representative office in New York in May. The office provides corporate treasury services to clients in the New York and surrounding markets.

Wealth Management

Through acquisition and organic growth, we have now developed a sizeable Wealth Management franchise with operations in Dublin, Geneva, the Isle of Man and Vienna. Given the general level of volatility and uncertainty experienced in the markets, the past year has been a difficult one for the wealth management sector, and in common with other fund managers our rate of profit growth was less than desired. However, we are pleased with the division's performance and remain fully committed to our long-term strategy of enhancing our wealth management services as a natural and complementary offering to our wider client base. Your Board is confident that Wealth Management will continue to be a significant business for the Bank in the future.

Operational Efficiency

The efficiency of our operation is the responsibility of all of our people. This starts with management which must engender the appropriate culture and lead by example. The Bank's people are the lifeblood of its business. We continue to pay close attention to their needs and to recruiting the best available people in the market.

In doing so we remain vigilant about delivering substantial added shareholder value from the additional resources acquired. The goals of our people are strongly aligned with those of our shareholders - our people are rewarded when our growth is ultimately accretive to shareholder value. The achievement of this balance can be measured by the Bank's cost/income ratio for the year of 30.7% and the substantial 30.6% return earned on average shareholders' funds.

Risk Management

We continue to enhance our risk management function which is integral to the operations and growth of the Bank. The maintenance of a centralised operational model has been a key factor in our successful risk management strategy, ensuring the underlying strength and sustainability of our asset base and earnings.

During the course of the year your Board commissioned a full independent review of controls, procedures and practices adopted by the Bank, the findings of which we reported fully to the Central Bank of Ireland. Separately, the Central Bank questioned all Irish banking institutions on



their key controls and risk management policies. We duly responded and I am pleased to inform you that no material weaknesses were identified.

The provisions of the Basle 2 Accord are due to come into effect during 2006 and these will have implications for the entire industry. We are confident that the Bank is well positioned to fulfil the necessary requirements on a timely basis.

RATING

We are delighted that the Bank received yet another upgrade of its credit ratings, most recently in February this year by Fitch Ratings, the international rating agency. The Bank's long and short term ratings now stand at A and F1 respectively.

This provides further evidence of the Bank's underlying strength and follows the upgrade last year by the international ratings agency Moody's, of the Bank's long-term deposit credit rating.

STRATEGY

Your Board remains focused on our current business model. Our success has derived from the adoption of a very clear, long-term strategy through a centralised management structure with the goal of attaining strong earnings growth and increasing shareholder value. This business model has served us very well in the past. It has delivered excellent results in our domestic market and proven to be equally successful when applied internationally.

Lending remains focused on our existing geographic markets and risk categories. Asset quality remains paramount and will not be sacrificed for volume growth. We aim to further diversify our funding base while building the fee income areas of wealth management, corporate treasury services and international trade finance. Your Board will continue with this strategy, as it is as relevant to the future as it has been in the past.

The growth in the Bank will largely be organic. We continue to be active in seeking suitable acquisitions but will only proceed if the acquisition fits our criteria.

OUTLOOK

We are very confident of the future prospects for the Bank and we look forward to further strong growth across our business. While retaining its focus, the Bank has extended the range of its business and taken positions in carefully selected geographic markets. The immediate prospects are bright. We recorded lending work in progress of €2.5bn at the end of September 2002, the highest ever level reported by the Bank. The start of the current year has also been very encouraging. It must be seen in the context of the difficult issues which face many of the world's economies and international political tensions that will undoubtedly present some challenges for the future. However, stable and low interest rates, the benign corporate fiscal environment and the demographics in our key markets are strong favourable factors. Your Board has great confidence that the Bank's focused strategy will continue to enable us to deliver superior growth in each of our target markets.

DIRECTORS

I would like to express on behalf of the Board and staff of the Bank, our deepest gratitude for the enormous contribution made by Bill Barrett who retired in July this year. Bill joined the Bank in 1985 and played an integral part in its growth over a long number of years.

The Bank announced that Fintan Drury joined the Board in May 2002. Fintan brings extensive experience and valuable expertise.

CONCLUSION

On behalf of shareholders, I would like to sincerely thank our staff for their commitment and professionalism during the past year without which the Bank would not have been able to deliver such outstanding results. Your Board looks forward to serving you in the future and ensuring that the Bank continues to achieve long term increases in shareholder value.

Peter C. Murray.

PETER MURRAY
Chairman
26 November 2002

Chief Executive's Review



Sean FitzPatrick
Chief Executive

The Bank's primary objective is to increase shareholder value and 2002 has been an excellent year in this regard. For the 17th consecutive year we are delighted to report to you on another set of record results with pre-tax profit increasing by 34% to €261.3m. Earnings per share increased by 35% to 58.14c. The Bank places significant emphasis on the structure and efficiency of its operations with a cost/income ratio of less than 31%. Our return on equity is yet again in excess of 30%.

FOCUS

The Bank's success derives from a very clear focus, built on the principles of asset quality and customer service. Anglo Irish Bank is not a universal bank. It comprises three core areas of expertise – lending, treasury and wealth management. We provide secured lending. All lending is sanctioned centrally, thereby ensuring excellent asset quality while creating a model which can be successfully transported to new specific geographies on a cost effective, least risk basis. Our Treasury division successfully ensures the funding of the Bank's growing operations. In addition, it manages interest rate and foreign exchange risk and provides valuable corporate treasury services to our client base. We have created a significant Wealth Management division generating strong fee income.

OPERATIONS

Lending

Secured lending is the Bank's core area of expertise and the main driver of income and profit growth. Net new lending increased by €2,775m over last year. All three regions, Ireland, UK and Boston performed very strongly.

Lending – Ireland

Lending by our Irish operations continued the historical trend of strong growth, increasing loan balances at year-end by €1,296m to €7,706m, an increase of 20%.

Ireland has benefited greatly from a more stable currency and low, less volatile interest rates resulting from our participation in the Euro since 1 January 1999. Corporate tax rates are low and will fall to 12.5% for all sectors from 1 January 2003. The country also enjoys an advantageous demographic profile and a flexible workforce.

Overall growth rates for the Irish economy have settled over the past 18 months having gone through a period of catch up during the last decade. We believe that current growth forecasts are at a more sustainable long-term level and that this augurs well for the economy going forward.

The Bank is well established as a leading player in the Irish market and we continue to gain market share. We look forward to significant growth in future years as we capitalise on the strength of our existing franchise and strong business relationships developed across Ireland.

Lending – UK

Lending in our UK operations increased by €1,343m, for the first time on a par with loan growth in Ireland, representing an increase of 31% over last year bringing loan balances outstanding at year end to €5,646m. The UK now represents 40% of the Group's total loan balances.

Our success in the UK highlights the scalable and transportable nature of the Bank's model. Since entering the UK market during the mid 1980's we have acquired a detailed knowledge and expertise of our target sectors. We invested in and developed a strong banking team comprising senior bankers from our Irish operations together with carefully selected, high quality personnel from the local market. With hub operations in London and Manchester, in addition to having a presence in Glasgow and Birmingham, we obtained access to the key economic regions of the UK. Credit sanctioning authority ultimately remains the responsibility of our centralised credit function based in Dublin. This has resulted in strong sustainable growth in our UK operations.

Our UK loan book is of high quality. This was clearly demonstrated by the successful launch and completion of our second securitisation totalling Stg£400m of UK loans in June 2002. The spread of the portfolio is worth noting, as depicted in the provisional portfolio included within the offering circular dated 10 June 2002. It comprised 89 clients with loans relating to 273 properties supported by cashflows from 1,548 tenants. The securitisation was significantly over subscribed.

Our UK operations should continue to flourish. The Bank's franchise is now very well recognised in its target market and we are experiencing strong growth from our existing customers as well as a steady increase in high quality new referrals. We are confident that we will achieve significant growth next year and beyond and it is likely that the UK will represent an even greater share of our total loan book in future.

Lending – Boston

Our representative office in Boston performed very strongly, albeit from a small base, increasing total loan balances by 26% to €836m. This again highlights the applicability of the Bank's model to international markets. The business culture within our core markets of Ireland and the UK, focus on bottom line profit growth and accretion to shareholder value, is well aligned with those in the US. Credit approval is controlled centrally at Group level.

Similar to the approach taken in the UK, our Boston team is comprised of high quality bankers selected from the local market together with experienced Anglo Irish Bank executives who transferred from operations elsewhere in the Group. Over the past five years we have engaged in a clear strategy of conservative, stable cash flow based lending with strong asset backed security and adopted a very clear focus on customer service.

Treasury

The Bank's funding position is strong with our loan book being funded from customer deposits. Total deposits rose by 22% to €16,853m and we continue to achieve greater penetration in Ireland, the UK, the Isle of Man and mainland Europe. We undertook several new deposit enhancing initiatives in the year and these have paid dividends. For example, in Ireland we launched a new Internet based



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Our Boston team is comprised of high quality bankers selected from the local market together with experienced Anglo Irish Bank executives who transferred from operations elsewhere in the Group.

deposit product which has proved very successful.

The Group's Tier One capital position now stands at 8.2%. Equity shareholders' funds have grown by 44% to €710m, primarily resulting from substantial retained profits of €144m for the year. We have also undertaken a number of additional capital strengthening activities during the year, including:

- *January 2002* – 15.25m (5%) placement of ordinary share capital which raised €63m
- *June 2002* – launch and completion of our second UK loan asset securitisation for Stg£400m
- *July 2002* – issuance of a Tier One Non-Innovative Capital instrument for Stg£160m

Our current capital strength will facilitate the growth of the Group in the years to come.

Fee income from our corporate treasury services division grew strongly in the period. We continue to expand this area of the business as a valuable service to both our lending and non-lending clients and the Bank benefits from the diversification this brings to our sources of income. In May 2002, we opened a New York representative office offering corporate treasury services. As with our successful operations already established in London and Boston, all treasury dealing activity occurs via our central dealing desk in Dublin with representative office staff serving to attract and develop strong customer relationships in the local market.

This year also saw the launch of Anglo Connect, an online combined account enquiry and foreign exchange dealing website available to our corporate and retail clients. Positive feedback has been received from customers in respect of this new, convenient and efficient service offering.

During the year the Bank received an upgrade in short and long term ratings from the international rating agency, Fitch Ratings. This was the second upgrade in as many years, the Bank's long term deposit credit rating having been upgraded by Moody's in 2001.

Wealth Management

In recent years we have developed a significant wealth management offering for our expanding client base. In April this year we consolidated our range of activities under a single Wealth Management division. The division currently comprises operations in Dublin, the Isle of Man, Geneva and Vienna.

The division has increased its contribution to Group earnings in the current year, albeit at a lesser rate of growth than we had hoped. However, given the difficulties endured by equity markets over the past year we are pleased with our performance.

We believe that wealth management offers a very natural and complimentary expansion of our value added service offering in our chosen markets. We are currently undertaking some investment in our front and back office systems to improve our service to clients and increasing the availability of our product offering to the entire Group. This should enhance our Wealth Management business while providing further diversification of our earnings base.

STRATEGY

The Group remains firmly committed to its existing, well defined and focused strategy. Our model has proven hugely successful in all of our international markets and we are very confident that this will continue going forward. The provision of excellent, fast and consistent client service drives our success and our people are committed to ensuring that this will remain paramount.

We will continue with existing lending parameters and will not compromise asset quality for volume growth. Income diversification will be achieved through continuing growth of our Treasury and Wealth Management related fee income activities. Our strategy is not reliant on acquisitions but we will consider carefully any opportunities that may arise should they provide an appropriate fit with other areas of our business.

DIRECTORS

I wish to echo the sentiments of our Chairman in expressing my personal thanks to Bill Barrett who retired this summer. Bill's contribution to the Bank was enormous and I know that the entire staff of the Bank will miss him greatly.

OUTLOOK

We are confident that the Bank's strategy will continue to reward shareholders with returns significantly above market. The Bank possesses a wealth of talent in its people and their dedication and focus remain key to our continued success.

At 30 September 2002, the Group reported record levels of lending work in progress resulting in excellent growth in new lending since the start of the current year and this is very pleasing.

Our lean model enables us to react quickly, creating opportunities from changing economic conditions.

I am confident of the Bank's future. I believe that the Group will continue to deliver an excellent return for our shareholders.

SEAN FITZPATRICK
Chief Executive
26 November 2002

Report of the Directors

The directors present their report and the audited financial statements for the year ended 30 September 2002.

RESULTS

The group profit on ordinary activities before taxation for the year amounted to €261.3 million and has been dealt with as shown in the consolidated profit and loss account on page 28.

REVIEW OF ACTIVITIES

The principal activities of the group are the provision of banking services. The chairman's statement and the chief executive's review on pages 10 to 17 report on developments during the year, on likely future developments and on events since 30 September 2002.

DIVIDENDS

An interim dividend of 4.2c per share was paid on 16 July 2002. Subject to shareholders' approval, it is proposed to pay a final dividend on 30 January 2003 of 8.33c per share to all registered shareholders at the close of business on 6 December 2002. Dividend withholding tax ("DWT") may apply on the proposed final dividend depending on the tax status of each shareholder.

Shareholders chose to receive 1,773,680 ordinary shares instead of cash dividends paid in January and July. Shareholders will be offered the choice of taking new ordinary shares in lieu of the proposed final dividend, after deduction of DWT, where applicable.

CAPITAL RESOURCES

Details of the changes in capital resources during the year are included in notes 28 to 34 of the financial statements.

DIRECTORS AND SECRETARY

The names of the current directors appear on pages 8 and 9, together with a short biographical note on each director. Fintan Drury was co-opted to the board on 30 May 2002 and, being eligible, offers himself for re-election. William McCann, Anthony O'Brien and William Barrett retired as directors on 12 November 2001, 25 January 2002 and 5 July 2002 respectively. Sean FitzPatrick, Michael Jacob and William McAteer retire by rotation as directors in accordance with the articles of association and, being eligible, offer themselves for re-election. Ronan Murphy acted as secretary to the company throughout the year. The interests of the current directors and secretary in the share capital of the company are shown in the remuneration committee's report on behalf of the board set out in note 45 to the financial statements.



SUBSTANTIAL SHAREHOLDINGS

Details of interests in the ordinary share capital which have been notified to the company of over 3% of the issued ordinary shares are shown on page 90.

GROUP UNDERTAKINGS AND FOREIGN BRANCHES

Particulars of the principal subsidiary undertakings within the group required to be declared under Section 16 of the Companies (Amendment) Act, 1986 are shown in note 17. The company has established branches, within the meaning of EU Council Directive 89/666/EEC, in the United Kingdom.

SAFETY, HEALTH AND WELFARE AT WORK ACT, 1989

It is group policy to attach a high priority and commitment to the safety, health and welfare of its employees and visitors to its premises by maintaining safe places and systems of work. The group continues to monitor and update its compliance with legislation on an ongoing basis, including the Safety, Health and Welfare at Work Act, 1989. A Safety Statement has been issued in accordance with the requirements of the Act.

CORPORATE GOVERNANCE

The directors' corporate governance statement appears on pages 20 to 22.

BOOKS AND ACCOUNTING RECORDS

The directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act, 1990 are kept by the company. To ensure compliance with these requirements the directors have appointed professionally qualified accounting personnel with appropriate expertise and have provided adequate resources to the finance function. These books and accounting records are maintained at the company's registered office at Stephen Court, 18/21 St. Stephen's Green, Dublin 2.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

26 November 2002
Directors: Peter Murray, Sean FitzPatrick, Ned Sullivan.
Secretary: Ronan Murphy.

CORPORATE GOVERNANCE STATEMENT

The directors of the company are committed to maintaining the highest standards of corporate governance.

This corporate governance statement describes how the company applies the principles set down in "The Combined Code : Principles of Good Governance and Code of Best Practice" (the "Code") adopted by the Irish Stock Exchange and the London Stock Exchange and comments on its compliance with the Code's provisions.

BOARD OF DIRECTORS

- The board currently consists of eleven directors, six of whom are non-executive directors. A short biographical note on each director is set out on pages 8 and 9.
- The roles of the chairman and chief executive are separate with clearly defined responsibilities attaching to each.
- Michael Jacob has been nominated as the senior independent non-executive director.
- The non-executive directors are independent of management and all directors bring their independent judgement to bear on issues of strategy, performance, resources, key appointments and standards of conduct.
- The board meets at least eight times annually and has a formal schedule of matters specifically reserved to it for decision. It receives regular management reports and information on corporate and business issues to enable reviews of performance against business targets and objectives to be undertaken.
- Directors are initially appointed for a three year term and may be reappointed for further three year terms. All directors must submit themselves for re-election at intervals of not more than three years. On appointment all directors are briefed comprehensively on the activities of the group.
- The directors have access to the advice and services of the company secretary. The directors also have access to independent professional advice, at the group's expense, if and when required.

BOARD COMMITTEES

There are four board committees which have specific terms of reference which are reviewed periodically.

Remuneration Committee

The remuneration committee's current members are Peter Murray (chairman), Michael Jacob and Ned Sullivan, all of whom are non-executive directors. The committee is responsible for the formulation of the group's policy on remuneration in relation to all executive directors and other senior executives. The committee's report on behalf of the board on directors' remuneration and interests is set out in note 45 to the financial statements.

Audit Committee

All members of the audit committee are non-executive directors. Its current members are Ned Sullivan (chairman), Anton Stanzel and Patrick Wright. The audit committee meets at least four times during each year to review internal controls, audit reports and plans. The audit committee has unrestricted access to both the group internal and external auditors. It meets with the external auditors at least once each year. The independence and objectivity of the external auditors is considered periodically together with the scope and results of the audit and its cost effectiveness.



Risk Committee

The risk committee comprises two non-executive directors and two executive directors. Its current members are Michael Jacob (chairman), Fintan Drury, Peter Killen and Tiarnan O Mahoney. Its main role is to oversee risk management and to review, on behalf of the board, the key risks inherent in the business and the system of control necessary to manage such risks and to present its findings to the board.

Nomination Committee

The nomination committee currently comprises Peter Murray (chairman), Sean FitzPatrick, Michael Jacob, Ned Sullivan and Patrick Wright. This committee is responsible for recommending the appointment of directors to the board and for reviewing senior management succession plans.

INTERNAL CONTROLS

The directors confirm that they established procedures to implement the Turnbull Guidance in full.

The directors acknowledge their overall responsibility for the group's system of internal control and for reviewing its effectiveness. Such a system can provide only reasonable and not absolute assurance against material financial misstatement or loss. Such losses could arise because of the nature of the group's business in undertaking a wide range of financial services that inherently involve varying degrees of risk.

The board confirms that during the year under review and up to the date of approval of the annual report and financial statements there was in place an ongoing process for identifying, evaluating and managing the significant risks faced by the group and that this process is regularly reviewed by the board and accords with the Turnbull Guidance.

The key elements of the procedures established by the directors to provide effective internal control include:

- an organisation structure with clearly defined authority limits and reporting mechanisms to higher levels of management and to the board which supports the maintenance of a strong control environment.
- established systems and guidelines which identify, control and report on key risks. The group credit committee together with the group asset and liability committee provide support to the board audit and risk committees in ensuring efficient procedures are in place to manage risk.
- an annual budgeting and monthly financial reporting system for all group business units which enables progress against plans to be monitored, trends to be evaluated and variances to be acted upon.
- the group internal audit function reports to the chief executive and the audit committee and reports on compliance with policies and standards throughout the group.
- a comprehensive set of policies and guidelines relating to capital expenditure, computer security, business continuity planning, asset and liability management (including interest, currency and liquidity risk), operational risk management and credit risk management.
- audit and risk committees, which on the board's behalf, review the effectiveness of the systems of financial, operational and compliance controls and whose membership and main activities are set out in this statement. These committees review and report to the board on the group internal audit, compliance and risk management programmes.
- following each audit and risk committee meeting, the chairman of the committee reports to the board and minutes of such meetings are circulated to all members of the board.

Controls are reviewed systematically by internal audit, which has a group-wide role. Emphasis is focused on areas of greatest risk as identified by risk analysis. In addition, the systems of internal control are also subject to regulatory supervision by the Central Bank of Ireland and other regulators in Ireland and overseas.

The effectiveness of the group's internal controls is reviewed periodically by the audit and risk committees. This is achieved primarily by a review of the work of group internal audit and of the management letter provided by the group's external auditors, which include details of any material internal control issues highlighted in the course of their normal audit work.

On behalf of the board, the audit and risk committees confirm that they have reviewed the effectiveness of the systems of internal control in existence in the group for the year ended 30 September 2002. The review undertaken covers all aspects of control including financial, operational and compliance controls and risk management.

GOING CONCERN

The directors confirm that they are satisfied that the company and the group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

COMMUNICATIONS WITH SHAREHOLDERS

Communications with shareholders are given high priority. There is regular dialogue with individual institutional shareholders and presentations are given at the time of the release of the annual and interim results. All shareholders are encouraged to attend the annual general meeting.

COMPLIANCE STATEMENT

The company has complied throughout the year ended 30 September 2002 with all the provisions of the Combined Code.

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the auditors' report on pages 24 and 25, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the profit or loss of the group for that year. With regard to the financial statements on pages 28 to 87, the directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

- suitable accounting policies have been selected and applied consistently;
- judgements and estimates that are reasonable and prudent have been made; and
- applicable accounting standards have been followed.

The directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the company and of the group and which enable them to ensure that financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish law including the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and of the group and to prevent and detect fraud and other irregularities.



Independent Auditors' Report

To the members of Anglo Irish Bank Corporation plc

We have audited the group's financial statements for the year ended 30 September 2002, which comprise the consolidated profit and loss account, consolidated balance sheet, company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and the related notes 1 to 46. These financial statements have been prepared on the basis of the accounting policies set out therein.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether proper returns adequate for the purposes of our audit have been received from branches not visited by us; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company's balance sheet is in agreement with the books of account and returns.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the directors' report, chairman's statement, chief executive's review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 30 September 2002 and of the profit of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company and proper returns adequate for the purpose of our audit have been received from branches not visited by us. The company's balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

In our opinion the company balance sheet does not disclose a financial situation, which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Ernst & Young
Registered Auditors
Dublin

26 November 2002



limerick london manchester new york vienna

(Left to Right): Ruairi Conneely, Gordon Parker, Jim Springham and David Murray, London office


accounts
2002
60
40

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Notes	2002 €m	2001 €m (restated)
Interest Receivable and Similar Income			
Interest Receivable and Similar Income arising from			
Debt Securities and other Fixed Income Securities		**47.1**	41.9
Other Interest Receivable and Similar Income		**943.0**	905.8
Interest Payable and Similar Charges		**(643.2)**	(678.2)
Net Interest Income		**346.9**	269.5
Other Income			
Fees and Commissions Receivable		**123.3**	107.3
Fees and Commissions Payable		**(11.6)**	(7.9)
Dealing Profits		**3.5**	6.3
Other Operating Income		**9.4**	7.4
Total Income		**471.5**	382.6
Operating Expenses			
Administrative Expenses	3	**132.9**	109.6
Depreciation and Goodwill Amortisation		**11.7**	8.3
Provisions for Bad and Doubtful Debts - Specific	12	**16.3**	14.4
- General	12	**49.3**	55.3
Amounts Written Off Fixed Asset Investments		**-**	0.2
		210.2	187.8
Group Profit on Ordinary Activities Before Taxation	4	**261.3**	194.8
Taxation on Profit on Ordinary Activities	5	**(58.5)**	(43.7)
Group Profit on Ordinary Activities After Taxation		**202.8**	151.1
Minority Interests	6	**(18.8)**	(23.3)
Group Profit Attributable to Ordinary Shareholders	7	**184.0**	127.8
Dividends	8	**(40.3)**	(31.6)
Group Profit Retained for Year		**143.7**	96.2
Scrip Dividends	8	**8.4**	6.7
Group Profit Brought Forward	34	**303.6**	200.7
Group Profit Carried Forward		**455.7**	303.6
Basic Earnings Per Share	9	**58.14c**	43.18c
Diluted Earnings Per Share	9	**56.71c**	41.92c
Dividends Per Ordinary Share	8	**12.53c**	10.44c

Directors: Peter Murray, Sean FitzPatrick, Ned Sullivan. **Secretary:** Ronan Murphy.

CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2002

	Notes	2002 €m	2001 €m (restated)
Assets			
Loans and Advances to Banks	10	**3,887.8**	3,386.7
Loans and Advances to Customers	11	**13,356.5**	10,952.0
Securitised Assets	13	**940.4**	569.6
Less: Non-Returnable Proceeds	13	**(903.4)**	(546.3)
		37.0	23.3
Debt Securities	14	**1,456.4**	943.5
Equity Investment Shares	15	**2.4**	1.3
Own Shares	16	**6.1**	5.3
Intangible Fixed Assets - Goodwill	18	**61.5**	64.1
Tangible Fixed Assets	19	**28.0**	29.1
Other Assets	20	**123.9**	54.7
Prepayments and Accrued Income		**379.0**	260.4
		19,338.6	15,720.4
Life Assurance Assets Attributable to Policyholders	22	**79.2**	55.6
Total Assets		**19,417.8**	15,776.0
Liabilities			
Deposits by Banks	23	**3,097.4**	3,763.8
Customer Accounts	24	**11,836.1**	8,862.3
Debt Securities in Issue	25	**1,919.2**	1,217.4
Proposed Dividends	8	**26.9**	20.8
Other Liabilities	26	**55.4**	56.3
Accruals and Deferred Income		**377.9**	220.1
Provisions for Liabilities and Charges	27	**4.9**	4.8
		17,317.8	14,145.5
Capital Resources			
Subordinated Liabilities	28	**467.3**	476.6
Perpetual Capital Securities	29	**564.7**	318.3
Equity and Non-Equity Minority Interests	30	**279.2**	288.1
		1,311.2	1,083.0
Called Up Share Capital	31	**104.1**	97.9
Share Premium Account	32	**148.9**	89.5
Other Reserves	33	**0.9**	0.9
Profit and Loss Account	34	**455.7**	303.6
Total Shareholders' Funds (All Equity Interests)		**709.6**	491.9
Total Capital Resources		**2,020.8**	1,574.9
		19,338.6	15,720.4
Life Assurance Liabilities Attributable to Policyholders	22	**79.2**	55.6
Total Liabilities and Capital Resources		**19,417.8**	15,776.0
Memorandum Items			
Contingent Liabilities			
Guarantees	35	**655.5**	690.4
Commitments			
Commitments to Lend	35	**2,530.8**	2,088.3

Directors: Peter Murray, Sean FitzPatrick, Ned Sullivan. **Secretary:** Ronan Murphy.

Company Balance Sheet

AS AT 30 SEPTEMBER 2002

	Notes	2002 €m	2001 €m (restated)
Assets			
Loans and Advances to Banks	10	3,215.5	2,782.5
Loans and Advances to Customers	11	12,433.2	10,277.2
Securitised Assets	13	940.4	569.6
Less: Non-Returnable Proceeds	13	(903.4)	(546.3)
		37.0	23.3
Debt Securities	14	1,437.2	905.1
Equity Investment Shares	15	0.8	0.8
Investments in Group Undertakings	17	506.3	500.2
Intangible Fixed Assets - Goodwill	18	0.5	0.5
Tangible Fixed Assets	19	20.3	20.9
Other Assets	20	23.9	18.6
Prepayments and Accrued Income		352.0	221.9
Total Assets		18,026.7	14,751.0
Liabilities			
Deposits by Banks	23	5,022.4	4,501.0
Customer Accounts	24	9,812.6	8,048.8
Debt Securities in Issue	25	1,809.6	1,182.6
Proposed Dividends	8	26.9	20.8
Other Liabilities	26	48.2	50.1
Accruals and Deferred Income		341.8	168.0
Provisions for Liabilities and Charges	27	0.3	0.2
		17,061.8	13,971.5
Capital Resources			
Subordinated Liabilities	28	467.3	476.6
Called Up Share Capital	31	104.1	97.9
Share Premium Account	32	148.9	89.5
Other Reserves	33	1.3	1.3
Profit and Loss Account	34	243.3	114.2
Total Shareholders' Funds (All Equity Interests)		497.6	302.9
Total Capital Resources		964.9	779.5
Total Liabilities and Capital Resources		18,026.7	14,751.0
Memorandum Items			
Contingent Liabilities:			
Guarantees	35	636.1	669.4
Commitments:			
Commitments to Lend	35	2,520.9	2,088.3

Directors: Peter Murray, Sean FitzPatrick, Ned Sullivan. **Secretary:** Ronan Murphy.

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Note	2002 €m	2001 €m
Reconciliation of Operating Profit To Net Operating Cash Flows			
Operating Profit		**261.3**	194.8
Increase in Accruals and Deferred Income		**158.0**	22.3
Increase in Prepayments and Accrued Income		**(117.1)**	(64.2)
Financing Costs of Subordinated Liabilities		**33.6**	33.4
Financing Costs of Perpetual Capital Securities		**31.4**	7.2
Interest Earned on Debt Securities and other Fixed Income Securities		**(41.0)**	(41.9)
Provisions for Bad and Doubtful Debts		**65.6**	69.7
Loans and Advances Written Off Net of Recoveries		**(19.4)**	(15.6)
Depreciation and Goodwill Amortisation		**11.7**	8.3
Amortisation of Debt Securities and other Fixed Income Securities		**(6.1)**	–
Amounts Written Off Fixed Asset Investments		**-**	0.2
Profit on Disposal of Tangible Fixed Assets		**(0.1)**	(0.3)
Net Cash Flow from Trading Activities		**377.9**	213.9
Net Increase in Deposits		**3,009.2**	3,890.2
Net Increase in Loans and Advances to Customers		**(2,464.4)**	(3,145.1)
Net (Increase)/Decrease in Loans and Advances to Banks		**(917.8)**	79.5
Net (Increase)/Decrease in Other Assets		**(60.1)**	0.7
Net Increase in Other Liabilities		**3.5**	0.6
Net Increase in Provisions for Liabilities and Charges		**0.1**	–
Exchange Movements		**(27.6)**	(16.1)
Net Cash Flow from Operating Activities		**(79.2)**	1,023.7
Returns on Investment and Servicing of Finance	36	**(44.1)**	(11.9)
Tax Paid		**(72.3)**	(36.6)
Capital Expenditure and Financial Investment	36	**(516.0)**	(217.9)
Acquisitions and Disposals	36	**-**	(75.4)
Equity Dividends Paid		**(25.8)**	(19.9)
Financing	36	**320.7**	525.5
(Decrease)/Increase in Cash	36	**(416.7)**	1,187.5

Statement of Total Recognised Gains and Losses

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Note	2002 €m	2001 €m (restated)
Group Profit Attributable to Ordinary Shareholders		**184.0**	127.8
Prior Year Adjustment	2	**18.3**	
Total Recognised Gains Since Last Annual Report		**202.3**	

Reconciliation of Movements in Shareholders' Funds

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	2002 €m	2001 €m (restated)
Group Profit Attributable to Ordinary Shareholders	**184.0**	127.8
Dividends (Net of Scrip)	**(31.9)**	(24.9)
	152.1	102.9
New Ordinary Share Capital Subscribed	**65.6**	47.2
Net Addition to Shareholders' Funds	**217.7**	150.1
Opening Shareholders' Funds (Originally €473.6m Before Adding Prior Year Adjustment of €18.3m)	**491.9**	341.8
Closing Shareholders' Funds	**709.6**	491.9

NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

These accounts have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with accounting standards generally accepted in Ireland. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

The group has adopted the transitional arrangements for Financial Reporting Standard ("FRS") 17 "Retirement Benefits" and the related disclosures are detailed in Note 37. FRS 19 "Deferred Tax" was also adopted during the year and its effect is set out in Note 2.

The principal accounting polices adopted are as follows:

a) Consolidation

The consolidated accounts include the accounts of the company and all its group undertakings to 30 September 2002. Where a subsidiary undertaking is acquired during the financial year, the consolidated accounts include the attributable results from the date of acquisition up to the end of the financial year.

In order to reflect the different nature of the policyholders' interests in the assurance business, the assets and liabilities attributable to policyholders are classified separately in the consolidated balance sheet.

b) Provisions for Bad and Doubtful Debts

Loans and advances are stated in the balance sheet after deduction of provisions for bad and doubtful debts. The provisions arise as a result of a detailed appraisal of the lending portfolio. Specific provisions made during the year (less amounts released and recoveries of bad debts previously written off) are charged against the profit for the year. A general provision is also made to cover latent loan losses which are present in any lending portfolio but which have not been specifically identified.

c) Income Recognition

Interest on advances is accounted for on an accruals basis. Interest is not taken to profit where recovery is doubtful.

Credit has been taken for finance charges on instalment credit and finance leasing accounts by spreading the income on each contract over the primary period of the agreement by the sum of digits method, save that an amount equivalent to the set-up costs on each agreement is credited to income at the date of acceptance. The finance charges on certain tax-based finance leases are credited to income on an after-tax actuarial basis.

Fees and commissions which represent a return for services provided or risk borne are credited to income over the period during which the service is performed or the risk is borne as appropriate.

d) New Business Costs

Initial costs of obtaining new business have been charged in arriving at the profit for the year except in the case of introductory commission paid on instalment credit and finance leasing agreements which is charged against revenue over the primary period of each agreement by the sum of digits method.

e) Debt Securities

Debt securities are held for investment purposes. Premiums and discounts on debt securities having a fixed redemption date are amortised over the period from the date of purchase to the date of maturity. These investments are included in the balance sheet at amortised cost. Gains and losses arising on the realisation of debt securities, net of amortisation adjustments, are taken to the profit and loss account as and when realised.

1. ACCOUNTING POLICIES (Continued)

f) Trading Properties

Trading properties are held for resale and are stated at the lower of cost and net realisable value.

g) Tangible Fixed Assets and Depreciation

Tangible fixed assets are stated at cost and depreciation is provided on a straight line basis over their expected useful lives as follows:

Freehold Properties	2% per annum
Fixtures and Fittings	12.5% to 25% per annum
Computer Equipment	25% per annum
Motor Vehicles	20% per annum

Leasehold properties are depreciated over the shorter of twenty years or the period of the lease on a straight line basis.

h) Deferred Taxation

Full provision is made for deferred taxation in respect of all timing differences that have originated but not reversed. Deferred tax assets are recognised to the extent that they are expected to be recovered. Calculations are based on the taxation rates expected to apply when the timing differences reverse.

i) Foreign Currencies

Assets and liabilities denominated in foreign currencies and commitments for the purchase and sale of foreign currencies are translated into euro at the appropriate spot and forward rates of exchange ruling at the balance sheet dates. Profits and losses in foreign currencies are translated into euro at the closing rates of exchange.

Exchange differences, net of hedging gains and losses, which arise from the application of closing rates of exchange to the opening net assets held in foreign currencies are recorded as exchange translation adjustments on reserves.

All other exchange profits and losses, which arise from normal trading activities, are included in the profit and loss account.

j) Goodwill

Purchased goodwill represents the excess of the purchase consideration over the fair value ascribed to the net tangible assets acquired. Purchased goodwill arising on acquisitions on or after 1 October 1998 is capitalised as an intangible asset and amortised over the estimated useful economic lives of these acquisitions. Prior to that date purchased goodwill had been written off against reserves in the year of acquisition.

k) Derivatives

Derivative instruments used for trading purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate, foreign exchange and equity markets. These derivatives, which include all customer and proprietary transactions together with any associated hedges, are measured at fair value and the resultant profits and losses are included in dealing profits. Where market prices are not readily available internally generated prices are used. These prices are calculated using recognised formulae for the type of transaction. Where market prices may not be achievable because of the illiquidity of markets, adjustments are made in determining fair value. Unrealised gains and losses are reported in prepayments or accruals on a gross basis.

Derivative instruments used for hedging purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate, foreign exchange and equity markets. Gains and losses on these derivatives which are entered into for specifically

1. ACCOUNTING POLICIES (Continued)

k) Derivatives (Continued)

designated hedging purposes are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction. Accrued income or expense is reported in prepayments or accruals on a gross basis. Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.

The criteria required for a instrument to be classified as a designated hedge are:

(i) Adequate evidence of the intention to hedge must be established at the outset of the transaction.
(ii) The transaction must match or eliminate a proportion of the risk inherent in the assets, liabilities, positions or cash flows being hedged. Changes in the derivatives fair value must be highly correlated with changes in the fair value of the underlying hedged item for the entire life of the contract.

Where these criteria are not met transactions are measured at fair value.

Where a transaction originally entered into for hedging purposes no longer represents a hedge, its value is restated at fair value and any change in value is taken to the profit and loss account immediately.

l) Issue Expenses of Capital Instruments

The issue expenses of capital instruments other than equity shares are deducted from the proceeds of issue and, where appropriate, are amortised in the profit and loss account so that the finance costs are allocated to accounting periods over the economic life of these instruments at a constant rate based on their carrying amount. The issue expenses of equity and non-equity capital instruments with an indeterminate economic life are not amortised.

m) Securitised Assets

Assets sold under securisation arrangements whereby the group retains significant rights to benefits but where its maximum loss is limited to a fixed monetary amount are included in the balance sheet at their gross amount less the non-returnable proceeds received on securitisation using a linked presentation. The contribution earned from securitised assets is included in other operating income.

n) Operating Leases

Rentals on operating leases are charged to the profit and loss account in equal instalments over the lease term.

o) Pensions

The group's contributions to defined benefit pension schemes are based on the recommendations of an independent qualified actuary and are charged in the profit and loss account so as to spread the pensions cost over eligible employees' service lives at stable contribution rates. Variations from the regular cost are spread over the average remaining service life of the relevant employees. The costs of the group's defined contribution pension schemes are charged in the profit and loss account in the year in which these costs are incurred. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either provisions or prepayments in the balance sheet.

p) Scrip Dividends

Scrip dividends are initially recorded at the cash amount as an appropriation in the profit and loss account. When scrip shares are issued in place of dividends the cash equivalent, net of dividend withholding tax where applicable, is written back in the profit and loss account. Shares issued in lieu are set-off against the share premium account.

1. ACCOUNTING POLICIES (Continued)

q) Fiduciary and Trust Activities

The group acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, unit trusts, investment trusts and pension schemes. These assets are not consolidated in the accounts as the group does not have beneficial ownership. Fees and commissions earned in respect of these activities are included in the profit and loss account.

2. PRIOR YEAR ADJUSTMENT

The group has adopted FRS 19 "Deferred Tax" which is effective for accounting periods ending on or after 23 January 2002. Under this new accounting standard full recognition must now be given to the tax value of timing differences between profits stated in the accounts and profits computed for taxation purposes. Previously, deferred tax was only recognised where there was a reasonable probability that a tax asset or liability was likely to arise in the foreseeable future on these timing differences and deferred tax assets could not be recognised where they would be replaced by equivalent debit balances.

As a consequence of adopting FRS 19 deferred tax assets are now recognised on all general bad debt provisions in the group. This increases deferred tax assets by an additional €21.6m at 30 September 2001. Recognition must also be given to the tax value of certain unused capital allowances in the group's leasing business in the United Kingdom amounting to €2.1m at 30 September 2001.

FRS 19 also requires full provision to be made for the tax liability which would arise from the claw-back of capital allowances claimed in the event of the disposal of certain Irish tax-based assets within their claw-back period, even in circumstances where there is no intention to make such disposals. This amounted to €5.4m at 30 September 2001.

Prior year results have been restated to reflect FRS 19 leading to an increase in deferred tax assets and shareholders' funds of €18.3m at 30 September 2001. Tax on profit on ordinary activities for the year ended 30 September 2001 has reduced by €3.7m, resulting in an increase in profit after tax and profit attributable to ordinary shareholders of the same amount.

The result of the change in policy for the year ended 30 September 2002 is to reduce the tax on profit on ordinary activities by €6.1m, resulting in an increase in profit after tax and profit attributable to ordinary shareholders of the same amount.

3. ADMINISTRATIVE EXPENSES

	2002 €m	2001 €m
Staff Costs:		
Wages and Salaries	**74.4**	59.5
Social Welfare Costs	**7.4**	5.6
Pension Costs	**6.0**	4.9
Other Staff Costs	**2.1**	2.3
	89.9	72.3
Other Administrative Costs	**43.0**	37.3
	132.9	109.6

The average number of persons employed by the group during the year, analysed by geographic location, was as follows:

	2002	2001
Republic of Ireland	**560**	500
United Kingdom and Isle of Man	**203**	172
Rest of the World	**138**	135
	901	807

4. GROUP PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

The group profit on ordinary activities before taxation is arrived at after charging/(crediting) the following items:

	2002 €m	2001 €m
Auditors' Remuneration	**0.5**	0.5
Depreciation of Tangible Fixed Assets	**8.4**	6.5
Amortisation of Intangible Fixed Assets - Goodwill	**3.3**	1.8
Operating Lease Rentals:		
Property	**5.6**	4.7
Equipment	**2.2**	1.8
Financing Costs of Subordinated Liabilities	**33.6**	33.4
Financing Costs of Perpetual Capital Securities	**31.4**	7.2
Finance Leasing and Hire Purchase Income	**(39.1)**	(37.3)

The group profit on ordinary activities before taxation is not materially affected by the results of acquisitions or discontinued operations during the year.

	2002 €m	2001 €m (restated)
5. TAXATION ON PROFIT ON ORDINARY ACTIVITIES		
Current Tax		
Irish Corporation Tax		
– Current Year	42.1	44.6
– Prior Years	0.9	0.3
Double Taxation Relief	(17.0)	(16.8)
Foreign Tax		
– Current Year	41.1	29.8
– Prior Years	0.8	(0.6)
	67.9	57.3
Deferred Tax		
– Current Year	(9.4)	(13.6)
	58.5	43.7
Effective Tax Rate	22.4%	22.4%
The deferred tax credit arising from the origination and reversal of timing differences was as follows:		
General Bad Debt Provisions	(10.3)	(11.4)
Leased Assets	1.1	(2.1)
Other Timing Differences	(0.2)	(0.1)
	(9.4)	(13.6)
The reconciliation of current tax on profits on ordinary activities at the standard Irish Corporation Tax rate to the group's actual current tax charge is analysed as follows:		
Profit on Ordinary Activities Before Taxation at 17% (2001 : 21%)	44.4	40.9
Effects of:		
Disallowed General Bad Debts Provisions	10.3	11.4
Foreign Earnings Subject to Different Rates of Tax	13.9	6.4
Other	(0.7)	(1.4)
Current Tax	67.9	57.3

The legislated standard rate of Irish Corporation Tax for trading income has been reduced, on a phased basis, to 12.5%. The standard rate is 20% for the year 2001, 16% for the year 2002 and 12.5% for the year 2003 and subsequent years.

	2002 €m	2001 €m
6. MINORITY INTERESTS		
The profit attributable to minority interests is analysed as follows:		
Non-Equity Interests-Preference Shares (Note 30)	**18.4**	23.3
Equity Interests	**0.4**	–
	18.8	23.3

7. GROUP PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

€161.5m (2001: €108.0m) of the group profit attributable to ordinary shareholders is dealt with in the accounts of the parent undertaking. As permitted by Regulation 5 (2) of the European Communities (Credit Institutions: Accounts) Regulations, 1992 a separate profit and loss account for the parent undertaking has not been presented.

	2002 €m	2002 €m	2001 €m	2001 €m
8. DIVIDENDS				
Paid:				
Interim Dividend of 4.2c per Share (2001: 3.6c)				
– Cash		**10.9**		8.5
– Issued as Scrip		**2.5**		2.3
		13.4		10.8
Proposed:				
Final Dividend of 8.33c per Share (2001: 6.84c)		**26.9**		20.8
		40.3		31.6
Scrip Dividends:				
Final (Previous Year)	**(5.9)**		(4.4)	
Interim	**(2.5)**		(2.3)	
		(8.4)		(6.7)
		31.9		24.9

9. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the group profit of €184.0m (2001: €127.8m) which is after taxation and minority interests and on the weighted average number of equity shares in issue of 316,468,550 (2001: 295,971,835). In accordance with Financial Reporting Standard 14 - "Earnings per Share", dividends arising on shares held by employee share trusts (Note 16) are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The weighted average number of shares held by the trusts are excluded from the earnings per share calculations. The effect of options granted under the employee share option and SAYE schemes is to increase the weighted average number of equity shares for the calculation of diluted earnings per share by 7,982,976 (2001: 8,861,659) to 324,451,526 (2001: 304,833,494).

	The Group		The Company	
	2002 €m	2001 €m	**2002 €m**	2001 €m
10. LOANS AND ADVANCES TO BANKS				
Repayable on Demand	**918.2**	1,334.9	**857.3**	1,315.3
Other Loans and Advances to Banks				
Analysed by Remaining Maturity:				
Three Months or Less	**2,164.9**	1,620.1	**1,554.3**	1,035.5
One Year or Less but Over Three Months	**540.6**	415.1	**539.8**	415.1
Five Years or Less but Over One Year	**264.1**	16.6	**264.1**	16.6
	3,887.8	3,386.7	**3,215.5**	2,782.5
Amounts Include:				
Due from Group Undertakings			**27.2**	22.3
11. LOANS AND ADVANCES TO CUSTOMERS				
Amounts Receivable under Finance Leases	**197.9**	216.8	**175.9**	188.8
Amounts Receivable under Hire Purchase Contracts	**220.9**	189.2	**84.5**	71.3
Other Loans and Advances to Customers	**12,937.7**	10,546.0	**12,172.8**	10,017.1
	13,356.5	10,952.0	**12,433.2**	10,277.2
Amounts Include:				
Due from Group Undertakings			**511.5**	522.0
Repayable on Demand	**1,761.7**	1,430.9	**2,024.3**	1,782.9
Other Loans and Advances to Customers				
Analysed by Remaining Maturity:				
Three Months or Less	**1,256.4**	1,392.1	**1,068.2**	1,026.5
One Year or Less but Over Three Months	**3,198.6**	2,552.7	**2,790.4**	2,338.8
Five Years or Less but Over One Year	**4,546.5**	3,416.2	**4,072.0**	3,136.4
Over Five Years	**2,849.2**	2,372.1	**2,716.1**	2,186.2
	13,612.4	11,164.0	**12,671.0**	10,470.8
Provisions for Bad and Doubtful Debts	**(255.9)**	(212.0)	**(237.8)**	(193.6)
	13,356.5	10,952.0	**12,433.2**	10,277.2

The cost of assets acquired by the group during the year for letting under finance leases and hire purchase contracts amounted to €239.3m (2001:€271.4m).

	The Group		The Company	
	2002 €m	2001 €m	**2002 €m**	2001 €m
12. PROVISIONS FOR BAD AND DOUBTFUL DEBTS				
At Beginning of Year	**212.0**	161.3	**193.6**	147.6
Exchange Adjustments	**(2.3)**	(3.4)	**(2.1)**	(3.0)
Charge against Profits - Specific	**16.3**	14.4	**16.0**	12.3
- General	**49.3**	55.3	**47.1**	48.4
Write-Offs Net of Recoveries	**(19.4)**	(15.6)	**(16.8)**	(13.5)
Group Transfers	**-**	-	**-**	1.8
At End of Year	**255.9**	212.0	**237.8**	193.6
Specific	**62.1**	66.0	**57.8**	59.3
General	**193.8**	146.0	**180.0**	134.3
Total	**255.9**	212.0	**237.8**	193.6

13. SECURITISED ASSETS

	2002 €m	2001 €m
Securitised Assets	**940.4**	569.6
Less: Non-Returnable Proceeds	**(903.4)**	(546.3)
	37.0	23.3

Anglo Irish Bank Corporation plc ("Anglo") sold portfolios of commercial investment property loans from its United Kingdom loan book to Monument Securitisation (CMBS) No. 1 plc and Monument Securitisation (CMBS) No.2 Limited ("the Monument companies") in September 2000 and June 2002 respectively. The group does not own directly or indirectly any of the share capital of the Monument companies or their parent companies.

Under the terms of the servicing agreements between the Monument companies and Anglo, Anglo continues to administer the loans, for which it receives fee income. The Monument companies funded these transactions by issuing mortgage backed notes, the lowest ranking of which were purchased by Anglo. The issue terms of the notes include provisions whereby neither the Monument companies nor the note holders have recourse to the group and no group company is obliged or intends to support any losses of the Monument companies or the note holders should they arise. Anglo is not obliged to repurchase any of the assets from the Monument companies. The Monument companies entered into certain interest rate hedges to manage their interest rate positions. These contracts were entered into with third party banks.

Under the terms of the June 2002 securitisation Anglo has the option until 17 June 2004 to transfer new loans to Monument Securitisation (CMBS) No.2 Limited, subject to certain conditions, up to an amount of Stg£74.5m and also to transfer additional new loans to replace prepaid loans.

The contribution earned by the group during the year in respect of securitised assets is included in other operating income and is analysed as follows:

	2002 €m	2001 €m
Interest Receivable	**45.3**	45.3
Interest Payable	**(39.4)**	(41.0)
Fee Income	**0.2**	0.5
Operating Expenses	**(2.6)**	(1.8)
Contribution from Securitised Assets	**3.5**	3.0

	Book Value 2002 €m	Market Value 2002 €m	Book Value 2001 €m	Market Value 2001 €m
14. DEBT SECURITIES				
The Group				
Government Stocks	**308.0**	**320.3**	256.0	265.1
Other Listed Public Bodies	**70.5**	**71.3**	39.0	37.2
Listed Private Sector Investments	**1,077.9**	**1,080.2**	648.5	647.9
	1,456.4	**1,471.8**	943.5	950.2
Due Within One Year	**289.5**		97.8	
Due One Year and Over	**1,166.9**		845.7	
	1,456.4		943.5	
The Company				
Government Stocks	**290.8**	**302.8**	234.7	243.4
Other Listed Public Bodies	**70.5**	**71.3**	39.0	37.2
Listed Private Sector Investments	**1,075.9**	**1,078.1**	631.4	630.8
	1,437.2	**1,452.2**	905.1	911.4
Due Within One Year	**281.5**		83.9	
Due One Year and Over	**1,155.7**		821.2	
	1,437.2		905.1	

At 30 September 2002 the amount of unamortised discounts net of premiums on debt securities held as financial fixed assets was €12.6m for the group and €12.4m for the company. At 30 September 2002 debt securities held by the group and the company subject to repurchase agreements amounted to €337.3m (2001: €188.4m).

	The Group 2002 €m	The Group 2001 €m	The Company 2002 €m	The Company 2001 €m
15. EQUITY INVESTMENT SHARES				
Unlisted Investments at Cost Less Amounts Written Off Held as Financial Fixed Assets	**2.4**	1.3	**0.8**	0.8

In the opinion of the directors the value of the individual unlisted equity investments is not less than their book amount.

	The Group 2002 €m	The Group 2001 €m
16. OWN SHARES		
Ordinary Shares in Anglo Irish Bank Corporation plc ("shares") at Cost	**6.1**	5.3

These shares are intended to satisfy options granted to employees under the Anglo Irish Bank Employee Share Ownership Plan ("ESOP") which was approved by shareholders in January 2000 (Note 31) and also to honour conditional share awards made to employees under the Anglo Irish Bank Deferred Share Scheme ("DSS").

16. OWN SHARES (Continued)

The trustee of the ESOP has borrowed funds from a group subsidiary, interest free, to enable the trustee to purchase shares in the open market. In September 2000 options were granted over 725,754 of these shares at €2.40 each. These options may be exercised at various dates between September 2003 and September 2010. The proceeds of options exercised will be used to repay the loan.

At 30 September 2002 the trustee of the DSS holds 422,328 (2001: 268,777) shares to honour conditional share awards granted between December 2000 and August 2002 to eligible group employees as part of their remuneration package. These shares were purchased in the open market and are also funded by interest free borrowings from a group subsidiary. These share awards are conditional on the relevant employees remaining in the group's employment for three years from their grant date. The costs of providing these awards has been fully provided for in the profit and loss account. The trustee's borrowings in respect of awards vested will be fully reimbursed by the sponsoring group employer.

As at 30 September 2002 the trustees hold 2,122,521 (2001: 1,931,730) shares with a market value of €12.8m (2001: €6.3m). The dividend income received during the year on these shares of €0.2m (2001: €0.2m) is excluded in arriving at the group profit before taxation.

	2002 €m	2001 €m
17. INVESTMENTS IN GROUP UNDERTAKINGS		
Investments in Subsidiary Undertakings at Cost Less Amounts Written Off	**506.3**	500.2

Principal Subsidiary Undertakings	Principal Activity	Country of Registration
Anglo Aggmore Limited Partnership	Property Trading	United Kingdom
Anglo Irish Asset Finance plc	Asset Finance	United Kingdom
Anglo Irish Asset Management Limited	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	Banking	Switzerland
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Limited	Finance	Isle of Man
Anglo Irish Trust (IOM) Limited	Trust Services	Isle of Man
Buyway Group Limited	Investment Holding	Republic of Ireland
CDB (U.K.) Limited	Investment Holding	United Kingdom
Irish Buyway Limited	Finance	Republic of Ireland
Knightsdale Limited	Finance	Republic of Ireland
Steenwal B.V.	Investment Holding	The Netherlands

All of the group undertakings are included in the consolidated accounts. The group holds 75% of the capital contributed to the Anglo Aggmore Limited Partnership. It is entitled to 50% of the profits of this partnership. The group owns all of the issued share capital of each of the other subsidiary undertakings listed. Each of these subsidiary undertakings operate principally in the country in which they are registered. A complete listing of group undertakings will be annexed to the annual return of the company in accordance with the requirements of the Companies Acts. Investments in certain subsidiary undertakings operating as credit institutions are not directly held by the parent undertaking.

18. INTANGIBLE FIXED ASSETS - GOODWILL

	The Group €m	The Company €m
Cost		
At 1 October 2001	66.1	0.7
Exchange Movement	0.7	-
At 30 September 2002	66.8	0.7
Accumulated Amortisation		
At 1 October 2001	2.0	0.2
Charge for the Year	3.3	-
At 30 September 2002	5.3	0.2
Net Book Value		
At 30 September 2002	61.5	0.5
At 30 September 2001	64.1	0.5

The goodwill arising on acquisitions completed after 30 September 1998 is amortised in equal instalments over its estimated useful economic life of twenty years. The cumulative amount of positive goodwill which has been eliminated against reserves to 30 September 1998, net of goodwill attributable to disposed businesses, amounted to €47.2m. This goodwill was eliminated as a matter of accounting policy [see Note 1 (j)] and will be charged to the profit and loss account in the event of the subsequent disposal of the businesses to which it relates.

19. TANGIBLE FIXED ASSETS

	Freehold Properties €m	Leasehold Properties €m	Equipment and Motor Vehicles €m	Total €m
The Group				
Cost				
At 1 October 2001	5.0	10.3	36.7	52.0
Exchange Movement	-	-	(0.1)	(0.1)
Additions	-	1.6	6.3	7.9
Disposals	-	(0.1)	(2.6)	(2.7)
At 30 September 2002	5.0	11.8	40.3	57.1
Accumulated Depreciation				
At 1 October 2001	0.6	2.2	20.1	22.9
Charge for the Year	0.1	0.9	7.4	8.4
Disposals	-	(0.1)	(2.1)	(2.2)
At 30 September 2002	0.7	3.0	25.4	29.1
Net Book Value				
At 30 September 2002	4.3	8.8	14.9	28.0
At 30 September 2001	4.4	8.1	16.6	29.1

19. TANGIBLE FIXED ASSETS (Continued)

	Leasehold Properties €m	Equipment and Motor Vehicles €m	Total €m
The Company			
Cost			
At 1 October 2001	9.8	28.2	38.0
Exchange Movement	-	(0.1)	(0.1)
Additions	0.8	4.9	5.7
Disposals	(0.1)	(1.9)	(2.0)
At 30 September 2002	10.5	31.1	41.6
Accumulated Depreciation			
At 1 October 2001	1.9	15.2	17.1
Charge for the Year	0.8	4.9	5.7
Disposals	(0.1)	(1.4)	(1.5)
At 30 September 2002	2.6	18.7	21.3
Net Book Value			
At 30 September 2002	7.9	12.4	20.3
At 30 September 2001	7.9	13.0	20.9

All of the group's leasehold properties are in respect of leases with a duration of less than fifty years. These properties are used for the group's activities. As at 30 September 2002 the group had annual commitments under non-cancellable operating leases as set out below:

	Property €m	Equipment €m
Operating Leases Which Expire:		
Within One Year	0.1	-
One to Five Years	0.6	2.2
Over Five Years	5.2	-
	5.9	2.2

	The Group		The Company	
	2002 €m	2001 €m (restated)	2002 €m	2001 €m (restated)
20. OTHER ASSETS				
Trading Properties	57.3	–	–	–
Swap Asset (Note 28)	31.8	32.1	–	–
Deferred Taxation (Note 21)	29.4	20.0	22.3	16.6
Other Assets	5.4	2.6	1.6	2.0
	123.9	54.7	23.9	18.6
21. DEFERRED TAXATION				
At Beginning of Year as Previously Reported	1.7	(7.7)	1.2	(7.7)
Prior Year Adjustment (Note 2)				
– Prior to 1 October 2000	14.6	14.6	10.6	10.6
– Year Ended 30 September 2001	3.7	–	4.8	–
As Restated	20.0	6.9	16.6	2.9
Credit for Year	9.4	13.6	5.7	13.7
Other Movements	–	(0.5)	–	–
At End of Year	29.4	20.0	22.3	16.6
Analysis of Deferred Taxation:				
General Bad Debt Provisions	37.9	27.6	34.1	26.5
Capital Allowances on Assets Leased to Customers	(9.3)	(8.2)	(12.5)	(10.3)
Other Timing Differences	0.8	0.6	0.7	0.4
	29.4	20.0	22.3	16.6

No deferred taxation has been provided on the unremitted profits of foreign subsidiaries. As these profits are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future.

22. LIFE ASSURANCE BUSINESS

The assets and liabilities attributable to policyholders are classified separately in the consolidated balance sheet. The life assurance assets attributable to policyholders consist of:

	2002 €m	2001 €m
Equities	**40.1**	29.1
Property	**20.6**	10.7
Cash	**13.0**	7.4
Managed Funds	**5.5**	8.4
	79.2	55.6

	The Group		The Company	
	2002 €m	2001 €m	2002 €m	2001 €m
23. DEPOSITS BY BANKS				
Repayable on Demand	**19.2**	13.9	**8.2**	1.8
Other Deposits by Banks				
Analysed by Remaining Maturity:				
Three Months or Less	**2,996.3**	3,567.9	**4,932.3**	4,317.2
One Year or Less but Over Three Months	**19.3**	119.4	**19.3**	119.4
Five Years or Less but Over One Year	**62.6**	–	**62.6**	–
Over Five Years	–	62.6	–	62.6
	3,097.4	3,763.8	**5,022.4**	4,501.0
Amounts Include:				
Due to Group Undertakings			**1,936.0**	749.3
24. CUSTOMER ACCOUNTS				
Repayable on Demand	**2,402.7**	1,657.8	**1,509.2**	1,176.3
Other Deposits by Customers				
Analysed by Remaining Maturity:				
Three Months or Less	**6,794.4**	5,354.2	**5,932.9**	5,127.1
One Year or Less but Over Three Months	**1,288.3**	972.4	**1,027.6**	897.5
Five Years or Less but Over One Year	**1,341.5**	868.0	**1,333.7**	838.0
Over Five Years	**9.2**	9.9	**9.2**	9.9
	11,836.1	8,862.3	**9,812.6**	8,048.8
Amounts Include:				
Due to Group Undertakings			**66.9**	599.5

	The Group		The Company	
	2002 €m	2001 €m	**2002 €m**	2001 €m
25. DEBT SECURITIES IN ISSUE				
Commercial Paper Programme by Remaining Maturity:				
Three Months or Less	**801.5**	794.3	**801.5**	794.3
Medium Term Note Programme by Remaining Maturity:				
Three Months or Less	**53.9**	–	**53.9**	–
One Year or Less but Over Three Months	**300.4**	60.0	**300.4**	60.0
Five Years or Less but Over One Year	**235.8**	27.4	**235.8**	27.4
Other Debt Securities In Issue by Remaining Maturity:				
Three Months or Less	**525.7**	301.7	**418.0**	267.6
One Year or Less but Over Three Months	**1.9**	34.0	**–**	33.3
	1,919.2	1,217.4	**1,809.6**	1,182.6
26. OTHER LIABILITIES				
Current Taxation	**40.6**	45.0	**33.4**	38.8
Other Liabilities	**14.8**	11.3	**14.8**	11.3
	55.4	56.3	**48.2**	50.1
27. PROVISIONS FOR LIABILITIES AND CHARGES				
Pension Provisions	**4.6**	4.6	**–**	–
Other Provisions for Liabilities and Charges	**0.3**	0.2	**0.3**	0.2
	4.9	4.8	**0.3**	0.2

The pension provisions relate to an unfunded defined contribution plan for the group's Austrian employees. This scheme is administered in accordance with best local practice and regulations in Austria.

28. SUBORDINATED LIABILITIES

	2002 €m	2001 €m
US$20m 9.1% Subordinated Notes 2006	**20.2**	21.8
US$15m Subordinated Notes 2009 (a)	**15.2**	16.4
US$100m Subordinated Notes 2011 (b)	**101.0**	109.0
US$25m Floating Rate Subordinated Notes 2011 (c)	**25.3**	27.3
€150m Floating Rate Subordinated Notes 2011 (d)	**149.2**	149.2
Stg£20m Subordinated Floating Rate Bonds 2091 (e)	**31.8**	32.1
Stg£50m Undated Subordinated Notes (f)	**79.0**	79.9
Other Subordinated Liabilities	**45.6**	40.9
	467.3	476.6
Repayable as Follows:		
One Year or Less	**3.0**	0.9
Between One and Two Years	**6.6**	3.0
Between Two and Five Years	**46.8**	25.4
Over Five Years	**410.9**	447.3
	467.3	476.6

All of the above issues have been issued by the parent bank and are unsecured and subordinated in the right of repayment to the ordinary creditors, including depositors of the bank. The prior approval of the Central Bank of Ireland is required to redeem these issues prior to their final maturity date. There is no foreign exchange rate exposure as the proceeds of these issues are retained in their respective currencies.

(a) Interest on the US$15m Subordinated Notes 2009 is fixed at 9.05% per annum to 30 September 2004 and resets at the then current five year United States Treasury Note yield plus 2.75% per annum.

(b) Interest on the US$100m Subordinated Notes 2011 is fixed at 8.53% per annum until 28 September 2005 and resets at the then current five and a half year United States Treasury Note yield plus 3.5% per annum.

(c) The US$25m Floating Rate Subordinated Notes 2011 bear interest at six month LIBOR plus 1.5% per annum to 28 September 2005 and thereafter at six month LIBOR plus 2.5% per annum.

(d) The €150m Floating Rate Subordinated Notes 2011 bear interest at three month EURIBOR plus 1.7% per annum to 5 April 2006 and thereafter at three month EURIBOR plus 2.7.% per annum.

(e) By entering into a swap transaction the group has covered its liabilities under the Stg£20m Subordinated Floating Rate Bonds 2091 from July 1991 to July 2091. As this swap represents a hedge against these bonds, it has been valued accordingly on an actuarial basis and is included in other assets (Note 20) at €31.8m (2001: €32.1m).

(f) Interest on the Stg£50m Undated Subordinated Notes is fixed at 9.875% per annum to 13 March 2006 and thereafter at the then current five year gross redemption yield on United Kingdom government security plus 2.9% per annum, reset every five years.

	2002 €m	2001 €m
29. PERPETUAL CAPITAL SECURITIES		
Stg£200m 8.5325% Guaranteed Step-up Callable Perpetual Capital Securities	**314.8**	318.3
Stg£160m 7.625% Guaranteed Tier One Non-Innovative Capital Securities	**249.9**	–
	564.7	318.3

On 28 June 2001 Anglo Irish Asset Finance plc ("issuer") issued Stg£200m 8.5325% Guaranteed Step-up Callable Perpetual Capital Securities ("securities") at par value which have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ("guarantor").

The securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the issuer, subject to the prior approval of the Central Bank of Ireland and of the guarantor, at their principal amount together with any outstanding payments on 28 June 2011 or any coupon payment date thereafter.

The securities bear interest at a rate of 8.5325% per annum to 28 June 2011 and thereafter at a rate of 4.55% per annum above the gross redemption yield on a specified United Kingdom government security, reset every five years. The interest is payable semi-annually in arrears on 28 June and 28 December.

On 23 July 2002 Anglo Irish Asset Finance plc also issued Stg£160m 7.625% Tier One Non-Innovative Capital Securities ("TONICS") at an issue price of 99.362%. This issue also has the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc.

The TONICS are perpetual and have no maturity date. However, they are redeemable in whole but not in part at the option of the issuer, subject to the prior approval of the Central Bank of Ireland and of the guarantor, at their principal amount together with any outstanding payments on 23 July 2027 or on any coupon payment date thereafter.

Interest is payable annually in arrears on the TONICS at a rate of 7.625% per annum until 23 July 2027. Thereafter, the TONICS will bear interest at a rate 2.4% per annum above six month LIBOR, payable semi-annually in arrears.

The rights and claims of the holders of the securities and the TONICS are subordinated to the claims of the senior creditors of the issuer or of the guarantor (as the case may be) in that no payment in respect of the securities or the TONICS or the guarantees in respect of them shall be due and payable except to the extent that the issuer or the guarantor (as applicable) is solvent and could make such a payment and still be solvent immediately thereafter and the guarantor is in compliance with applicable regulatory capital adequacy requirements. Upon any winding up of the issuer or the guarantor, the holders of the securities and the TONICS will rank pari passu with the holders of preference shares issued by or guaranteed by the issuer or the guarantor and in priority to all other shareholders of the issuer and of the guarantor.

	2002 €m	2001 €m
30. EQUITY AND NON-EQUITY MINORITY INTERESTS		
Equity Interest in Subsidiary Undertaking	**0.9**	–
Non-Equity Interest in Subsidiary Undertaking:		
US$125m Series A Preference Shares	**122.7**	132.5
€160m Series B Preference Shares	**155.6**	155.6
	279.2	288.1

Anglo Irish Capital Funding Limited ("issuer") issued 5,000,000 Series A Floating Rate Non-Cumulative Guaranteed Non-Voting Preference Shares of US$25 each on 4 June 1997. On 24 March 1999 a further 6,400,000 Series B 7.75% Non-Cumulative Guaranteed Non-Voting Preference Shares of €25 each were issued which netted €155.6m after issue costs.

The holders of the US$ preference shares are entitled to receive a non-cumulative preferential dividend in four quarterly instalments in arrears on 4 March, 4 June, 4 September and 4 December in each year. The coupon rate is three month US Dollar LIBOR plus 2.5% per annum.

The holders of the Euro preference shares are entitled to receive a non-cumulative preferential dividend of 7.75% per annum in four quarterly instalments in arrears on 31 March, 30 June, 30 September and 31 December in each year.

The dividend entitlement on the preference shares is accrued on a daily basis and the total cost of €18.4m (2001: €23.3m) is included in minority interest in the profit and loss account (Note 6).

On a liquidation or winding up of Anglo Irish Capital Funding Limited the preference shareholders will be entitled to receive an amount equal to the amount paid up on each preference share unit out of the assets of that company available for distribution to shareholders. The preference shareholders are not entitled to vote at any general meeting of that company except in certain restricted circumstances.

Anglo Irish Bank Corporation plc ("guarantor") has guaranteed the holders of the preference shares with respect to their rights to dividends and on liquidation. This guarantee gives, as nearly as possible, the preference shareholders rights equivalent to those which the holders would be entitled to if they held preference shares in Anglo Irish Bank Corporation plc itself.

The preference shares are redeemable at par at the option of the issuer, subject to the prior consent of the guarantor and the Central Bank of Ireland, on any dividend date from 4 June 2002 in respect of the US$ preference shares and on any dividend date from 31 March 2004 in respect of the Euro preference shares.

	2002 €m	2001 €m
31. CALLED UP SHARE CAPITAL		
Ordinary Shares:		
Authorised	**121.6**	121.6
Allotted, Called Up and Fully Paid		
At Beginning of Year	**97.9**	91.1
Share Placing	**4.9**	4.5
Scrip on Final Dividend	**0.4**	0.4
Scrip on Interim Dividend	**0.1**	0.2
Share Options Exercised	**0.8**	1.7
At End of Year	**104.1**	97.9

The authorised share capital of the company consists of 380,000,000 ordinary shares of €0.32 each.

During the year ended 30 September 2002 the allotted, called up and fully paid ordinary share capital was increased from 305,888,274 to 325,270,454 ordinary shares as follows:

In January 2002 15,250,000 ordinary shares were placed at €4.25 each to supplement available capital resources.

In January 2002 1,414,642 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €4.18 instead of all or part of the cash element of their final dividend entitlement in respect of the year ended 30 September 2001.

In July 2002 359,038 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €6.87 instead of all or part of the cash element of their interim dividend entitlement in respect of the year ended 30 September 2002.

During the year 2,358,500 ordinary shares were issued to option holders on the exercise of options under the terms of the employee share option scheme at prices ranging from €0.77 to €2.59.

The company operates a number of share incentive plans. The purpose of these plans is to motivate group employees to contribute towards the creation of long term shareholder value. Before being adopted all of the share incentive plans were approved by shareholders and complied with the guidelines operated by the Irish Association of Investment Managers. Further details are given below:

Employee Share Option Scheme

On 15 January 1999 the shareholders approved the establishment of the employee share option scheme which replaced the scheme originally approved by shareholders in 1988.

Under the terms of the scheme all qualifying employees may participate in the scheme at the discretion of the directors. Options are granted at the latest market price prior to the day the option is granted. During the continuance of the scheme each participant is limited to a maximum entitlement of scheme shares equivalent to an aggregate value of four times that employee's annual emoluments. Basic tier options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant, or at such earlier time as approved by the directors. Second tier options may not be transferred or assigned and may be exercised only between the fifth and tenth anniversaries of their grant, or at such earlier time as approved by the directors.

31. CALLED UP SHARE CAPITAL (Continued)

In the ten year period from 15 January 1999 the maximum number of basic and second tier options granted under the scheme may not exceed ten per cent of the issued ordinary share capital of the company from time to time. Both the basic and second tier options which may be granted are each restricted to five per cent of the issued ordinary share capital of the company from time to time.

The exercise of basic tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least five per cent compound per annum more than the increase in the consumer price index. The exercise of second tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least ten per cent compound per annum more than the increase in the consumer price index and the company's shares must also rank in the top quartile of companies as regards growth in earnings per share on the Irish Stock Exchange.

At 30 September 2002 options were outstanding over 9,883,246 (2001: 11,593,746) ordinary shares at prices ranging from €0.83 to €5.88 per share. These options may be exercised at various dates up to September 2012. During the year options over 650,000 shares were granted and options over 2,000 shares lapsed.

SAYE Scheme

On 14 January 2000 the shareholders approved the establishment of the Anglo Irish Bank SAYE Scheme. This scheme has an Irish and UK version in order to conform with relevant revenue legislation in both jurisdictions.

The Irish version permits eligible employees to enter into a savings contract with the company for a three, five or seven year period to save a maximum of €317 per month for the appropriate contract period and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. At 30 September 2002 options were outstanding over 1,926,622 (2001: 1,706,333) ordinary shares at option prices ranging from of €1.79 to €5.07, which represented a twenty five per cent discount to the market price on the day before these options were granted. These options are exercisable, provided the participants' savings contracts are completed, at various dates between September 2003 and December 2009.

A variation of the Anglo Irish Bank SAYE scheme was introduced for all UK staff of the group in 2001. This scheme permits eligible employees to enter into a savings contract with an outside financial institution for a three, five or seven year period to save a maximum of Stg£250 per month for the appropriate contract period and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. At 30 September 2002 options were outstanding over 467,161 (2001: 389,416) ordinary shares at option prices ranging from Stg£2.10 to Stg£3.29, which represented a twenty per cent discount to the market price on the day before these options were granted. These options are exercisable, provided the participants' savings contracts are completed, at various dates between September 2004 and March 2010.

In accordance with the exemption for SAYE schemes permitted by the Accounting Standards Board's UITF 17 the discount to the market price is not expensed to the profit and loss account.

ESOP

On 14 January 2000 the shareholders also approved the establishment of the Anglo Irish Bank Employee Share Ownership Plan ("ESOP"). The plan's trustee may purchase ordinary shares of the company in the open market. Eligible employees may be granted options to acquire shares held by the trustee on similar terms and exercise conditions as those applicable to basic tier options under the employee share option scheme. In September 2000 options were granted over 725,754 ordinary shares at €2.40 by the trustee. These options may be exercised at various dates between September 2003 and September 2010.

The total number of ordinary shares which may be the subject of ESOP options may not, when aggregated with the ordinary shares the subject of options granted under the SAYE scheme, exceed five per cent of the issued ordinary share capital of the company from time to time.

	2002 €m	2001 €m
32. SHARE PREMIUM ACCOUNT		
At Beginning of Year	**89.5**	49.1
Premium on Share Placing	**58.4**	37.8
Final Scrip Dividend	**(0.4)**	(0.4)
Interim Scrip Dividend	**(0.1)**	(0.2)
Premium on Share Options Exercised	**1.5**	3.2
At End of Year	**148.9**	89.5

	The Group		The Company	
	2002 €m	2001 €m	2002 €m	2001 €m
33. OTHER RESERVES				
Non-Distributable Capital Reserve	**1.3**	1.3	**1.3**	1.3
Exchange Translation Reserve	**(0.4)**	(0.4)	**–**	–
	0.9	0.9	**1.3**	1.3

	The Company €m	Subsidiary Undertakings €m	The Group €m
34. PROFIT AND LOSS ACCOUNT			
At 30 September 2001 as Previously Reported	**98.8**	**186.5**	**285.3**
Prior Year Adjustment (Note 2)	**15.4**	**2.9**	**18.3**
As Restated	**114.2**	**189.4**	**303.6**
Retained for the Year	**120.7**	**23.0**	**143.7**
Scrip Dividend Write-Back	**8.4**	**–**	**8.4**
At 30 September 2002	**243.3**	**212.4**	**455.7**

	The Group		The Company	
	2002 €m	2001 €m	2002 €m	2001 €m
35. MEMORANDUM ITEMS				
Contingent Liabilities:				
Guarantees and Irrevocable Letters of Credit	**575.9**	537.8	**556.5**	516.8
Performance Bonds, VAT Guarantees and Other Transaction Related Contingencies	**79.6**	152.6	**79.6**	152.6
	655.5	690.4	**636.1**	669.4
Commitments:				
Credit Lines and Other Commitments to Lend:				
Less Than One Year	**2,525.8**	2,088.3	**2,515.9**	2,088.3
One Year and Over	**5.0**	–	**5.0**	–
	2,530.8	2,088.3	**2,520.9**	2,088.3

Other Contingencies:

The parent company has given guarantees in respect of the liabilities of certain of its subsidiaries.

36. NOTES TO THE CASH FLOW STATEMENT

	2002 €m	2001 €m
(i) Cashflows		
Returns on Investment and Servicing of Finance		
Interest Paid on Subordinated Liabilities	**(35.0)**	(32.3)
Interest Paid on Perpetual Capital Securities	**(27.1)**	–
Interest Received on Debt Securities and other Fixed Income Securities	**39.7**	44.0
Preference Dividends Paid to Minority Interest	**(21.7)**	(23.6)
	(44.1)	(11.9)
Capital Expenditure and Financial Investment		
Net Purchases of Debt Securities	**(506.8)**	(203.9)
Purchase of Tangible Fixed Assets	**(7.9)**	(12.6)
Purchase of Own Shares	**(0.8)**	(1.3)
Purchase of Equity Investment Shares	**(1.1)**	(0.8)
Proceeds of Tangible Fixed Asset Disposals	**0.6**	0.7
	(516.0)	(217.9)
Acquisitions and Disposals		
Purchase of Banque Marcuard Cook	**-**	(75.4)
Financing		
Proceeds of Perpetual Capital Securities Issues	**249.9**	318.3
Proceeds of Equity Share Issues	**65.6**	47.2
Capital Introduced by Minority Interest	**0.5**	–
Proceeds of Subordinated Bond Issues	**5.6**	170.5
Redemption of Subordinated Bonds	**(0.9)**	(10.5)
	320.7	525.5
(ii) Analysis of Subordinated Liabilities		
At Beginning of Year	**476.6**	328.7
New Issues of Subordinated Bonds	**5.6**	170.5
Redemption of Subordinated Bonds	**(0.9)**	(10.5)
Exchange Movements	**(14.0)**	(12.1)
At End of Year	**467.3**	476.6
(iii) Analysis of Cash Movements		
At End of Year		
Loans and Advances to Banks Repayable on Demand	**918.2**	1,334.9
At Beginning of Year		
Loans and Advances to Banks Repayable on Demand	**(1,334.9)**	(147.4)
(Decrease)/Increase in Cash	**(416.7)**	1,187.5

37. PENSIONS

The group operates three defined benefit non-contributory pension schemes in Ireland. The assets of these schemes are held in separate trustee administered funds. These schemes have been closed to new members since January 1994. New Irish employees after that date join a funded scheme on a defined contribution basis. There are also funded defined contribution pension plans covering eligible group employees in other locations as well as an unfunded defined contribution pension plan in relation to the group's Austrian employees (Note 27).

The group has continued to account for pensions in accordance with Statement of Standard Accounting Practice 24 - "Accounting for Pension Costs" ("SSAP 24"). A new accounting standard on pensions was issued in November 2000 Financial Reporting Standard 17 ("FRS 17") and it requires additional transitional disclosures on a phased basis in respect of defined benefit pension schemes. These are included below.

SSAP 24 Pension Disclosures

The total pension costs for the group for the year were €6.0m (2001: €4.9m), of which €2.2m (2001: €2.4m) represents the costs of defined benefit schemes and €3.8m (2001: €2.5m) relates to defined contribution pension plans. The pension costs relating to all defined benefit pension schemes have been assessed in accordance with the advice of an independent qualified actuary. Full formal actuarial valuations are carried out triennially. The last such valuations were carried out as at 1 January 2000 and 1 October 2000 using the attained age method. The actuarial valuations are available for inspection only by members of the schemes. The principal actuarial assumptions adopted in these valuations were that the investment returns would be two per cent higher than the annual salary increases and four per cent higher than the annual increases in present and future pensions.

At the date of the schemes' latest full actuarial valuation, the actuarial valuation of the assets was €35.7m and this was sufficient to cover the benefits that had accrued to the members. The funding level, allowing for future earnings and pensions increases, was one hundred and three per cent before taking account of future contributions. The employer's contribution rate over the average remaining service life of the members of the schemes takes account of the current actuarial funding level. The contributions paid to the defined benefit schemes during the year were €14.7m. There were €17.6m (2001:€5.1m) of prepaid contributions in respect of these schemes at the year end included in prepayments and accrued income.

FRS 17 Pension Disclosures

For the purposes of the FRS 17 disclosures the latest full actuarial valuations have been updated by a qualified independent actuary using the projected unit method mandated by FRS 17. Using this method the current service cost will increase as the members of closed schemes approach retirement. The major assumptions used by the actuary at the financial year end were as follows:

	2002	2001
Discount Rate for Liabilities of the Schemes	5.50%	6.00%
Rate of Increase in Salaries	4.00%	4.00%
Rate of Increase in Pensions in Payment	2.25% to 3.00%	2.25% to 3.00%
Inflation Rate	2.25%	2.25%

37. PENSIONS (Continued)

The assets and liabilities of these schemes and the long-term rates of return expected were:

	Long-Term Rate of Return Expected 2002	Value at 30 September 2002 €m	Long-Term Rate of Return Expected 2001	Value at 30 September 2001 €m
Equities	**8.00%**	**24.9**	8.50%	27.9
Bonds	**4.75%**	**8.1**	5.50%	8.2
Property	**6.50%**	**2.9**	7.50%	2.6
Cash	**3.50%**	**15.1**	3.50%	2.0
Total Market Value of Assets		**51.0**		40.7
Present Value of Schemes' Liabilities		**(53.0)**		(46.7)
Deficit in the Schemes		**(2.0)**		(6.0)
Related Deferred Tax Asset		**0.3**		0.8
Pension Liability under FRS 17		**(1.7)**		(5.2)

The effect on the group net assets and retained profits of substituting the above FRS 17 figures for the corresponding SSAP 24 balance sheet entries would be as follows:

	Net Assets		Profit & Loss Account	
	2002 €m	2001 €m	2002 €m	2001 €m
Totals in Consolidated Accounts	**709.6**	491.9	**455.7**	303.6
Less: Pension Asset on SSAP 24 Basis	**(17.6)**	(5.1)	**(17.6)**	(5.1)
Pension Liability on FRS 17 Basis	**(1.7)**	(5.2)	**(1.7)**	(5.2)
Totals on FRS 17 Basis	**690.3**	481.6	**436.4**	293.3

Impact of FRS 17 on 2002 Profits

The following is a pro-forma indication of the impact on group profit before taxation if the group had implemented FRS 17 in full for the year ended 30 September 2002.

	SSAP 24 Pension Expense €m	Net Pension Cost Under FRS 17 €m	Incremental Profit Impact of FRS 17 €m
Defined Benefit Schemes			
Pension Cost/Current Service Cost	**2.2**	**1.9**	**0.3**
Expected Return on Assets of Pension Schemes	**-**	**(3.3)**	**3.3**
Interest on Liabilities of Pension Schemes	**-**	**2.8**	**(2.8)**
	2.2	**1.4**	**0.8**
Defined Contribution Schemes	**3.8**	**3.8**	**-**
Impact on Profit before Taxation	**6.0**	**5.2**	**0.8**

37. PENSIONS (Continued)

Actuarial Loss

The actuarial loss during the year ended 30 September 2002 is analysed as follows:

	€m
Actual Return Less Expected Return on Assets of the Pension Schemes (a)	**(6.2)**
Experience Losses less Gains on Liabilities of the Pension Schemes (b)	**(3.0)**
Changes in Assumptions Underlying the Present Value of the Schemes' Liabilities	**(0.1)**
Actuarial Loss During Year (c)	**(9.3)**

(a) Represents 12% of Schemes' Assets of €51.0m
(b) Represents 6% of Schemes' Liabilities of €53.0m
(c) Represents 18% of Schemes' Liabilities of €53.0m

Analysis of Deficit

An analysis of the movement in the deficit of the schemes during the year is set out below:

	€m
Deficit in Schemes at 1 October 2001	**(6.0)**
Current Service Cost	**(1.9)**
Expected Return on Assets of Pension Schemes	**3.3**
Interest on Liabilities of Pension Schemes	**(2.8)**
Contributions Paid	**14.7**
Actuarial Loss During Year	**(9.3)**
Deficit in Schemes at 30 September 2002	**(2.0)**

38. RELATED PARTY TRANSACTIONS

Subsidiary Undertakings

Details of the principal subsidiary undertakings are shown in Note 17. In accordance with Financial Reporting Standard 8 - "Related Party Disclosures" ("FRS 8"), transactions or balances between group entities that have been eliminated on consolidation are not reported.

Pension Fund

The group provides a number of normal banking and financial services including custodial and investment services for one of the pension funds operated by the group for the benefit of its employees. This pension fund was charged €0.1m for these services during the year. The current and deposit account balances of this pension fund held by the group at 30 September 2002 were €4.6m (2001: €0.5m). This pension fund had assets of €10.7m (2001: €7.8m) at the year end.

Directors

Details of transactions with directors requiring disclosure under FRS 8 are included in the report of the remuneration committee in Note 45.

39. SEGMENTAL ANALYSIS

The group's income and assets are attributable to banking activities. The analysis of gross income, profit before taxation and assets by geographic location is as follows:

	2002			
	Republic of Ireland	UK & IOM	Rest of the World	Group
	€m	€m	€m	€m
Gross Income:				
Interest Receivable	**528.3**	**425.5**	**36.3**	**990.1**
Fees and Commissions Receivable	**60.6**	**35.0**	**27.7**	**123.3**
Dealing Profits	**3.5**	**-**	**-**	**3.5**
Other Operating Income	**3.7**	**5.7**	**-**	**9.4**
Total Gross Income	**596.1**	**466.2**	**64.0**	**1,126.3**
Profit on Ordinary Activities before Taxation	**139.3**	**107.4**	**14.6**	**261.3**
Net Assets	**417.1**	**223.2**	**69.3**	**709.6**
Gross Assets	**11,854.0**	**6,632.8**	**931.0**	**19,417.8**

	2001 (restated)			
	Republic of Ireland	UK & IOM	Rest of the World	Group
	€m	€m	€m	€m
Gross Income:				
Interest Receivable	518.7	380.4	48.6	947.7
Fees and Commissions Receivable	54.0	34.3	19.0	107.3
Dealing Profits	6.3	–	–	6.3
Other Operating Income	4.4	3.0	–	7.4
Total Gross Income	583.4	417.7	67.6	1,068.7
Profit on Ordinary Activities before Taxation	103.8	77.8	13.2	194.8
Net Assets	290.8	143.6	57.5	491.9
Gross Assets	10,017.0	5,007.4	751.6	15,776.0

Income on capital is included in the geographical results and reflects allocations from a group capital pool rather than representing underlying income on capital within individual operations.

40. RISK MANAGEMENT AND CONTROL

During the year the board of directors approved policy with respect to credit risk, market risk and liquidity risk and delegated its monitoring and control responsibilities to the group credit committee for credit matters and the group asset and liability committee for market risk and liquidity. The board also approved policy in respect of operational risk management and delegated its monitoring and control responsibilities to the executive management board. Membership of these committees consists of senior management.

There is a board risk committee comprising two non-executive directors and two executive directors. Its main role is to oversee risk management and to review, on behalf of the board, the key risks inherent in the business and the system of control necessary to manage such risks and to report their findings to the board.

Group risk management, group financial control and group internal audit are central control functions, independent of line management, whose roles include monitoring the group's activities to ensure compliance with financial and operating controls. The general scheme of risk, financial and operational controls is designed to safeguard the group's assets while allowing sufficient operational freedom to earn a satisfactory return to shareholders.

Credit Risk

The group's policy on banking and treasury credit risk is set out in a detailed credit policy manual which has been approved by the board of directors and the main credit committee. The policy manual, which is regularly updated, is provided to all relevant staff and forms the core of our credit risk ethos. Strict parameters for all types of credit exposure are set down and all applications for credit are assessed within these parameters. The risk asset grading system allows the group to balance the level of risk on any transaction with the return generated by the transaction.

The group operates a tiered system of discretions which ensures that all credit exposures are authorised at an appropriately senior level. The main credit committee, which is the most important forum for approving credit exposures, includes executive directors and senior management. All credit committees must come to a consensus before authorising a credit exposure and each credit must be signed by a valid quorum. Additionally, a non-executive director must countersign all exposures over a certain threshold.

Credit risk on all treasury clients and interbank facilities is regularly assessed. All such treasury lines must be formally reviewed by the main credit committee at least once a year.

All lending exposures are monitored on an ongoing basis with an executive director regularly meeting each individual lender and examining their loan portfolio in detail. This ensures that potential problems are identified promptly and appropriate remedial action taken.

An independent group risk management function monitors credit risk on a portfolio-wide basis and, in particular, looks at the entire group's exposure to geographic and industrial sectors. Sectoral limits are in place. When considered prudent further restrictions on sectoral exposures are imposed.

Market Risk

Market risk is the potential adverse change in group income or the value of group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the execution of customer and interbank business and proprietary trading. The group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of shareholder value and the achievement of the group's corporate objectives.

The group's exposure to market risk is governed by policy prepared by the group asset and liability committee and approved by the board of directors. This policy sets out the nature of risk which may be taken, the types of financial instruments which may be used to increase or reduce risk and the way in which risk is controlled. In line with this policy the group asset and liability committee sets all risk limits.

40. RISK MANAGEMENT AND CONTROL (Continued)

Exposure to market risk is permitted only in specifically designated business units and is centrally managed by group treasury in Dublin. In other units market risk is eliminated by way of appropriate hedging arrangements with group treasury.

Market risk throughout the group is measured and monitored by the group risk management team, operating independently of the risk-taking units.

Non-Trading Book

The group's non-trading book consists of retail and corporate deposits and the lending portfolio, as well as group treasury's inter-bank cash books and investment portfolio. In the non-trading areas interest rate risk arises primarily from the group's core banking businesses in Ireland, the United Kingdom, the Isle of Man, Austria and Switzerland. The exposure in these books is managed using interest rate swaps and other conventional hedging instruments.

The group's non-trading book exposure is analysed by its maturity profile in each currency. Limits by currency and maturity are set by the group asset and liability committee. These limits are then subject to independent monitoring by the group risk management team.

Trading Book - Foreign Exchange Risk

Traded foreign exchange risk is confined to group treasury and arises from the group's lending and funding activities, corporate and interbank foreign exchange business and from proprietary trading. It is monitored independently by group risk management by way of open position limits and stoploss limits on a daily and intraday basis.

Trading Book - Interest Rate Risk

The interest rate trading book consists of group treasury's mark to market interest rate book. The trading book consists of interest rate swaps, currency swaps, interest rate futures, forward rate agreements and options. The risk arising from these items is monitored through a combination of position, contract size, maximum number of contracts and stoploss limits. These limits are set by the group asset and liability committee and are monitored daily by group risk management.

Structural Foreign Exchange Risk

Structural foreign exchange risk represents the currency risk arising from the group's net investments in its operations whose functional currency is not in euro. It is group policy to eliminate this risk by matching all material foreign currency investments in these operations with liabilities in the same currency. The group's structural foreign exchange exposures at 30 September 2002 were as follows:

Functional Currency of Operation	Net Investment €m	Liabilities in Functional Currency for Hedging Purposes €m	Remaining Structural Currency Exposure €m
Sterling	**533.8**	**(533.8)**	**-**
US Dollars	**5.7**	**(5.7)**	**-**
Swiss Francs	**76.0**	**(76.0)**	**-**
	615.5	**(615.5)**	**-**

40. RISK MANAGEMENT AND CONTROL (Continued)

Liquidity Risk

It is group policy to ensure that resources are at all times available to meet the group's obligations arising from the withdrawal of customer deposits or interbank lines, the drawdown of customer facilities and asset expansion. The development and implementation of this policy is the responsibility of the group asset and liability committee. Group treasury look after the day to day management of liquidity and is monitored by group risk management.

Limits on potential cashflow mismatches over defined time horizons are the principal means of liquidity control. The cashflow mismatch methodology involves estimating the net volume of funds which must be refinanced in particular time periods, taking account of the value of assets which could be liquidated during these periods. Limits are placed on the net mismatch in specified time periods out to one year and sublimits are applied to group treasury's cashflow positions.

Operational Risk

Operational risk represents the risk that deficiencies in information systems or internal controls could result in unexpected losses. The risk is associated with human error, systems failure, and inadequate controls and procedures. The group's exposure to operational risk is governed by policy approved by the board. The policy specifies that the group will operate such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the group, and is designed to safeguard the group's assets while allowing sufficient operational freedom to earn a satisfactory return to shareholders.

The group manages operational risk under an overall strategy which is implemented by accountable executives. Potential risk exposures are assessed and appropriate controls are put in place. Recognising that operational risk cannot be entirely eliminated, the group implements risk mitigation controls including fraud prevention, contingency planning and incident management. Where appropriate this strategy is further supported by risk transfer mechanisms such as insurance.

Derivatives

A derivative is an off balance sheet agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures. As such they are an indispensable element of treasury management, both for the group and for many of its corporate customers. Further details are disclosed in note 42. The accounting policy on derivatives is set out on pages 34 and 35.

It is recognised that certain forms of derivatives can introduce risks which are difficult to measure and control. For this reason it is group policy to place clear boundaries on the nature and extent of its participation in derivatives markets and to apply the industry regulatory standards to all aspects of its derivatives activities.

The group's derivatives activities are governed by policies approved by the board. These policies relate to the management of the various types of risk associated with derivatives, including market risk, liquidity risk, credit and legal risk.

41. INTEREST RATE REPRICING

30 September 2002

Interest Rate Repricing - Euro Non-Trading Book

	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and Advances to Banks	1,585	69	4	15	-	-	1,673
Loans and Advances to Customers	4,961	92	153	805	403	-	6,414
Debt Securities	22	377	49	216	164	-	828
Other Assets	-	-	-	-	-	66	66
Total Assets	6,568	538	206	1,036	567	66	8,981
Liabilities							
Deposits by Banks	(969)	-	-	(63)	-	-	(1,032)
Customer Accounts	(3,721)	(559)	(424)	(1,277)	(9)	-	(5,990)
Debt Securities in Issue	(749)	(15)	(1)	-	-	-	(765)
Other Liabilities	-	-	-	-	-	(225)	(225)
Capital Resources	(149)	-	(3)	(33)	(165)	(710)	(1,060)
Total Liabilities	(5,588)	(574)	(428)	(1,373)	(174)	(935)	(9,072)
Net Amounts Due from/(to) Group Units	98	-	1	(8)	-	-	91
Off Balance Sheet Items	343	(398)	(649)	553	151	-	-
Interest Rate Repricing Gap	1,421	(434)	(870)	208	544	(869)	-
Cumulative Interest Rate Repricing Gap	1,421	987	117	325	869	-	-

41. INTEREST RATE REPRICING (Continued)	30 September 2001						
	Not more than Three Months	Over Three Months but not more than Six Months	Over Six Months but not more than One Year	Over One Year but not more than Five Years	Over Five Years	Non Interest Bearing	Total
	€m	€m	€m	€m	€m	€m	€m
Interest Rate Repricing - Euro Non-Trading Book							
Assets							
Loans and Advances to Banks	979	27	5	1	–	–	1,012
Loans and Advances to Customers	4,073	118	300	561	399	–	5,451
Debt Securities	329	19	15	126	56	–	545
Other Assets	–	–	–	–	–	283	283
Total Assets	5,381	164	320	688	455	283	7,291
Liabilities							
Deposits by Banks	(1,704)	(81)	–	–	(62)	–	(1,847)
Customer Accounts	(3,034)	(154)	(195)	(683)	(4)	–	(4,070)
Debt Securities in Issue	(352)	(61)	–	–	–	–	(413)
Other Liabilities	–	–	–	–	–	(245)	(245)
Capital Resources	(152)	–	–	(25)	(169)	(492)	(838)
Total Liabilities	(5,242)	(296)	(195)	(708)	(235)	(737)	(7,413)
Net Amounts Due from/(to) Group Units	89	2	31	–	–	–	122
Off Balance Sheet Items	100	(305)	6	116	83	–	–
Interest Rate Repricing Gap	328	(435)	162	96	303	(454)	–
Cumulative Interest Rate Repricing Gap	328	(107)	55	151	454	–	–

41. INTEREST RATE REPRICING
(Continued)

30 September 2002

	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Interest Rate Repricing - Stg£ Non-Trading Book							
Assets							
Loans and Advances to Banks	1,049	-	-	-	-	-	1,049
Loans and Advances to Customers	4,546	109	114	805	238	-	5,812
Debt Securities	-	40	-	38	16	-	94
Other Assets	-	32	-	-	-	175	207
Total Assets	5,595	181	114	843	254	175	7,162
Liabilities							
Deposits by Banks	(1,084)	-	-	-	-	-	(1,084)
Customer Accounts	(4,220)	(166)	(91)	(41)	-	-	(4,518)
Debt Securities in Issue	(662)	(48)	-	-	-	-	(710)
Other Liabilities	-	-	-	-	-	(148)	(148)
Capital Resources	-	(32)	-	(79)	(565)	-	(676)
Total Liabilities	(5,966)	(246)	(91)	(120)	(565)	(148)	(7,136)
Net Amounts Due from/(to) Group Units	(33)	-	-	7	-	-	(26)
Off Balance Sheet Items	105	(59)	(62)	(155)	171	-	-
Interest Rate Repricing Gap	(299)	(124)	(39)	575	(140)	27	-
Cumulative Interest Rate Repricing Gap	(299)	(423)	(462)	113	(27)	-	-

41. INTEREST RATE REPRICING (Continued)

Interest Rate Repricing - Stg£ Non-Trading Book

30 September 2001	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and Advances to Banks	1,253	–	–	–	–	–	1,253
Loans and Advances to Customers	3,492	75	87	599	188	–	4,441
Debt Securities	51	19	–	–	–	–	70
Other Assets	–	32	–	–	–	78	110
Total Assets	4,796	126	87	599	188	78	5,874
Liabilities							
Deposits by Banks	(1,270)	(8)	(8)	–	–	–	(1,286)
Customer Accounts	(3,063)	(152)	(90)	(46)	(2)	–	(3,353)
Debt Securities in Issue	(368)	(32)	–	–	–	–	(400)
Other Liabilities	–	–	–	–	–	(90)	(90)
Capital Resources	–	(32)	–	–	(398)	–	(430)
Total Liabilities	(4,701)	(224)	(98)	(46)	(400)	(90)	(5,559)
Net Amounts Due from/(to) Group Units	(321)	6	–	–	–	–	(315)
Off Balance Sheet Items	127	(111)	(92)	(140)	216	–	–
Interest Rate Repricing Gap	(99)	(203)	(103)	413	4	(12)	–
Cumulative Interest Rate Repricing Gap	(99)	(302)	(405)	8	12	–	–

41. INTEREST RATE REPRICING
(Continued)

30 September 2002

Interest Rate Repricing - US$
Non-Trading Book

	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and Advances to Banks	804	124	70	16	-	-	1,014
Loans and Advances to Customers	654	45	56	152	235	-	1,142
Debt Securities	24	293	12	120	9	-	458
Other Assets	-	-	-	-	-	150	150
Total Assets	1,482	462	138	288	244	150	2,764
Liabilities							
Deposits by Banks	(933)	(12)	(7)	-	-	-	(952)
Customer Accounts	(1,191)	(29)	(18)	-	-	-	(1,238)
Debt Securities in Issue	(177)	-	(20)	-	-	-	(197)
Other Liabilities	-	-	-	-	-	(68)	(68)
Capital Resources	(123)	(25)	-	(137)	-	-	(285)
Total Liabilities	(2,424)	(66)	(45)	(137)	-	(68)	(2,740)
Net Amounts Due from/(to) Group Units	(24)	-	-	-	-	-	(24)
Off Balance Sheet Items	323	32	(99)	(31)	(225)	-	-
Interest Rate Repricing Gap	(643)	428	(6)	120	19	82	-
Cumulative Interest Rate Repricing Gap	(643)	(215)	(221)	(101)	(82)	-	-

41. INTEREST RATE REPRICING
(Continued)

30 September 2001	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Interest Rate Repricing - US$ Non-Trading Book							
Assets							
Loans and Advances to Banks	676	194	139	5	–	–	1,014
Loans and Advances to Customers	593	26	51	97	261	–	1,028
Debt Securities	326	–	–	–	–	–	326
Other Assets	–	–	–	–	–	11	11
Total Assets	1,595	220	190	102	261	11	2,379
Liabilities							
Deposits by Banks	(602)	(22)	–	–	–	–	(624)
Customer Accounts	(1,315)	(18)	(26)	(2)	–	–	(1,361)
Debt Securities in Issue	(157)	–	–	–	–	–	(157)
Other Liabilities	–	–	–	–	–	(18)	(18)
Capital Resources	(132)	(27)	–	–	(148)	–	(307)
Total Liabilities	(2,206)	(67)	(26)	(2)	(148)	(18)	(2,467)
Net Amounts Due from/(to) Group Units	99	(11)	–	–	–	–	88
Off Balance Sheet Items	229	(93)	82	38	(256)	–	–
Interest Rate Repricing Gap	(283)	49	246	138	(143)	(7)	–
Cumulative Interest Rate Repricing Gap	(283)	(234)	12	150	7	–	–

42. DERIVATIVE TRANSACTIONS

In the normal course of business the group is party to various types of financial instruments used to generate incremental income, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest and exchange rates and equity prices. These financial instruments involve to varying degrees exposure to loss in the event of a default by a counterparty ("credit risk") and exposure to future changes in interest and exchange rates and equity prices ("market risk").

Details of the objectives, policies and strategies arising from the group's use of financial instruments, including derivative financial instruments, are presented in Note 40 on risk management and control.

In respect of interest and exchange rate and equity contracts, underlying principal amounts are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Replacement cost provides a better indication of the credit risk exposures facing a bank. Replacement cost is the gross cost of replacing all contracts that have a positive fair value, without giving effect to offsetting positions with the same counterparty. The underlying principal amounts and replacement cost, by residual maturity, of the group's over the counter and other non-exchange traded derivatives at 30 September 2002 were as follows:

	30 September 2002				30 September 2001
	Within One Year	One to Five Years	Over Five Years	Total	Total
	€m	€m	€m	€m	€m
Underlying Principal Amounts					
Exchange Rate Contracts	**6,155.7**	**590.3**	**2.1**	**6,748.1**	10,080.9
Interest Rate Contracts	**4,334.9**	**9,691.0**	**7,121.7**	**21,147.6**	13,795.5
Equity Contracts	**14.8**	**56.8**	**-**	**71.6**	-
Replacement Cost					
Exchange Rate Contracts	**58.4**	**14.4**	**0.1**	**72.9**	75.6
Interest Rate Contracts	**22.6**	**161.9**	**157.5**	**342.0**	154.0
Equity Contracts	**-**	**5.8**	**-**	**5.8**	-

The replacement cost of the group's over the counter and other non-exchange traded derivatives as at 30 September 2002 analysed into financial and non-financial counterparties for exchange rate, interest rate and equity contracts were as follows:

	30 September 2002			30 September 2001
	Financial	Non- Financial	Total	Total
	€m	€m	€m	€m
Exchange Rate Contracts	**56.3**	**16.6**	**72.9**	75.6
Interest Rate Contracts	**293.6**	**48.4**	**342.0**	154.0
Equity Contracts	**5.8**	**-**	**5.8**	-
	355.7	**65.0**	**420.7**	229.6

42. DERIVATIVE TRANSACTIONS (Continued)

The group maintains trading positions in derivatives. Most of these positions are as a result of activity generated by corporate customers while others represent trading decisions of the group's derivative and foreign exchange traders with a view to generating incremental income. The following table represents the underlying principal amounts and fair value by class of instrument utilised in the trading activities of the group at 30 September 2002.

	30 September 2002	
	Underlying Principal Amount	Fair Value
Trading Book	€m	€m
Interest Rate Contracts		
Interest Rate Swaps	6,420.7	
in a Favourable Position		142.5
in an Unfavourable Position		(151.6)
Forward Rate Agreements	702.9	
in a Favourable Position		0.8
in an Unfavourable Position		(0.7)
Interest Rate Futures	3,906.6	
in a Favourable Position		2.3
in an Unfavourable Position		(2.1)
Interest Rate Caps, Floors & Options Held	908.0	
in a Favourable Position		7.0
in an Unfavourable Position		-
Interest Rate Caps, Floors & Options Written	909.6	
in a Favourable Position		-
in an Unfavourable Position		(7.0)
Exchange Traded Options Held	922.9	
in a Favourable Position		0.1
in an Unfavourable Position		-
Exchange Traded Options Written	1,050.0	
in a Favourable Position		-
in an Unfavourable Position		(0.1)
Foreign Exchange Contracts		
Forward Foreign Exchange	5,124.7	
in a Favourable Position		59.7
in an Unfavourable Position		(56.5)
Foreign Exchange Options	84.6	
in a Favourable Position		1.0
in an Unfavourable Position		(0.9)
Currency Swaps	149.3	
in a Favourable Position		0.8
in an Unfavourable Position		(3.1)
Equity Contracts		
Equity Index Linked Contracts Held	1.4	
in a Favourable Position		-
in an Unfavourable Position		-

42. DERIVATIVE TRANSACTIONS (Continued)

The following table represents the underlying principal amounts, weighted average maturities and fair value by class of instrument utilised in the trading activities of the group at 30 September 2002.

	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
I Year or Less	596.1	0.3	8.5
I to 5 Years	1,805.6	2.8	63.7
5 to 10 Years	623.8	8.2	48.4
Over 10 Years	277.7	11.7	20.7
Interest Rate Swaps-Pay Fixed			
I Year or Less	226.0	0.3	(2.9)
I to 5 Years	1,861.5	2.8	(74.5)
5 to 10 Years	671.5	7.9	(54.9)
Over 10 Years	227.2	11.4	(17.9)
Interest Rate Swaps-Pay & Receive Floating			
I Year or Less	-	-	-
I to 5 Years	96.3	4.0	(0.2)
5 to 10 Years	-	-	-
Over 10 Years	35.0	10.0	-
Forward Rate Agreements-Loans			
I Year or Less	326.1	0.1	0.8
Forward Rate Agreements-Deposits			
I Year or Less	376.8	0.1	(0.7)
Interest Rate Futures			
I Year or Less	1,913.5	0.4	0.4
I to 5 Years	1,993.1	1.9	(0.2)
Interest Rate Caps, Floors & Options Held			
I Year or Less	4.8	0.5	-
I to 5 Years	639.9	4.8	3.7
5 to 10 Years	255.2	8.0	3.2
Over 10 Years	8.1	10.5	0.1
Interest Rate Caps, Floors & Options Written			
I Year or Less	4.8	0.5	-
I to 5 Years	641.5	4.7	(3.7)
5 to 10 Years	255.2	8.0	(3.2)
Over 10 Years	8.1	10.5	(0.1)
Exchange Traded Options Held			
I Year or Less	922.9	0.1	0.1
Exchange Traded Options Written			
I Year or Less	1,050.0	0.1	(0.1)
Foreign Exchange Contracts			
Forward Foreign Exchange			
I Year or Less	4,766.8	0.2	1.8
I to 5 Years	357.9	1.4	1.4
Foreign Exchange Options			
I Year or Less	78.7	0.1	0.1
I to 5 Years	5.9	1.0	-
Currency Swaps			
I Year or Less	86.2	0.6	(0.5)
I to 5 Years	61.0	2.0	(1.9)
5 to 10 Years	2.1	8.7	0.1
Equity Contracts			
Equity Index Linked Contracts Held			
I Year or Less	-	-	-
I to 5 Years	1.4	4.7	-

42. DERIVATIVE TRANSACTIONS (Continued)

	30 September 2001	
	Underlying Principal Amount	Fair Value
Trading Book	**€m**	**€m**
Interest Rate Contracts		
Interest Rate Swaps	3,765.5	
in a Favourable Position		53.4
in an Unfavourable Position		(54.7)
Forward Rate Agreements	1,079.4	
in a Favourable Position		0.5
in an Unfavourable Position		(4.1)
Interest Rate Futures	1,069.7	
in a Favourable Position		0.8
in an Unfavourable Position		(2.4)
Interest Rate Caps, Floors & Options Held	385.6	
in a Favourable Position		4.6
in an Unfavourable Position		–
Interest Rate Caps, Floors & Options Written	370.9	
in a Favourable Position		–
in an Unfavourable Position		(4.6)
Foreign Exchange Contracts		
Forward Foreign Exchange	7,248.5	
in a Favourable Position		57.9
in an Unfavourable Position		(37.6)
Foreign Exchange Options	24.4	
in a Favourable Position		0.3
in an Unfavourable Position		(0.2)
Currency Swaps	158.3	
in a Favourable Position		5.6
in an Unfavourable Position		(0.3)

42. DERIVATIVE TRANSACTIONS (Continued)

The following table represents the underlying principal amounts, weighted average maturities and fair value by class of instrument utilised in the trading activities of the group at 30 September 2001.

	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
I Year or Less	482.7	0.5	8.1
I to 5 Years	952.9	2.8	22.8
5 to 10 Years	428.1	9.2	17.3
Over 10 Years	170.5	13.3	3.1
Interest Rate Swaps-Pay Fixed			
I Year or Less	334.5	0.5	(8.2)
I to 5 Years	650.6	3.4	(22.7)
5 to 10 Years	447.3	9.2	(19.5)
Over 10 Years	83.1	11.4	(2.2)
Interest Rate Swaps-Pay & Receive Floating			
I Year or Less	109.5	0.5	0.7
I to 5 Years	38.3	4.8	(0.2)
5 to 10 Years	–	–	–
Over 10 Years	68.0	13.8	(0.5)
Forward Rate Agreements-Loans			
I Year or Less	167.6	0.1	0.5
Forward Rate Agreements-Deposits			
I Year or Less	911.8	0.5	(4.1)
Interest Rate Futures			
I Year or Less	887.0	0.4	(1.4)
I to 5 Years	182.7	1.3	(0.2)
Interest Rate Caps, Floors & Options Held			
I Year or Less	–	–	–
I to 5 Years	222.5	3.8	1.8
5 to 10 Years	105.0	7.0	1.4
Over 10 Years	58.1	10.2	1.4
Interest Rate Caps, Floors & Options Written			
I Year or Less	–	–	–
I to 5 Years	207.8	3.9	(1.8)
5 to 10 Years	105.0	7.0	(1.4)
Over 10 Years	58.1	10.2	(1.4)
Foreign Exchange Contracts			
Forward Foreign Exchange			
I Year or Less	6,928.4	0.7	19.3
I to 5 Years	320.1	2.8	1.0
Foreign Exchange Options			
I Year or Less	23.9	0.5	0.1
I to 5 Years	0.5	1.1	–
Currency Swaps			
I Year or Less	31.0	0.4	4.0
I to 5 Years	117.2	2.2	0.8
5 to 10 Years	10.1	9.7	0.5

42. DERIVATIVE TRANSACTIONS (Continued)

	2002 €m	2001 €m
Dealing Profits		
Interest Rate Contracts	**1.5**	3.3
Foreign Exchange Contracts	**2.0**	3.0
Total	**3.5**	6.3

Dealing profits include the profits and losses arising on the purchase and sale or revaluation of trading instruments. It excludes the interest receivable and the related funding cost of holding such instruments and also excludes the administrative expenses of trading activities.

Non-Trading Derivatives

The operations of the group are exposed to the risk of interest rate fluctuations to the extent that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives allow the group to modify the repricing or maturity characteristics of assets and liabilities in a cost efficient manner. This flexibility helps the group to achieve liquidity and risk management objectives.

Derivatives fluctuate in value as interest or exchange rates rise or fall just as on-balance sheet assets and liabilities fluctuate in value. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives as interest or exchange rates change, will generally be offset by the unrealised appreciation or depreciation of the hedged items.

To achieve its risk management objectives the group uses a combination of derivative financial instruments, particularly interest rate and currency swaps, futures and options, as well as other contracts.

42. DERIVATIVE TRANSACTIONS (Continued)

The following table sets out details of all derivatives used in the group's non-trading activities at 30 September 2002.

Non-Trading Book	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
1 Year or Less	789.1	0.3	11.0
1 to 5 Years	1,991.8	2.5	91.7
5 to 10 Years	705.2	7.9	52.0
Over 10 Years	701.5	21.1	31.8
Interest Rate Swaps-Pay Fixed			
1 Year or Less	1,167.8	0.3	(8.6)
1 to 5 Years	1,648.4	3.0	(75.2)
5 to 10 Years	631.0	7.3	(46.3)
Over 10 Years	698.4	17.7	(48.9)
Interest Rate Swaps-Pay and Receive Floating			
1 to 5 Years	10.2	2.0	0.1
Over 10 Years	710.6	11.0	-
Forward Rate Agreements-Loans			
1 Year or Less	250.0	0.1	0.2
Forward Rate Agreements-Deposits			
1 Year or Less	300.8	0.1	(0.7)
Interest Rate Caps, Floors & Options Held			
1 Year or Less	84.0	0.7	1.8
1 to 5 Years	55.9	2.4	0.4
5 to 10 Years	43.7	6.7	0.8
Interest Rate Caps, Floors & Options Written			
1 Year or Less	208.6	0.7	(0.9)
1 to 5 Years	939.9	2.9	(5.1)
5 to 10 Years	1,081.4	8.4	(5.8)
Over 10 Years	188.1	24.5	(14.5)
Foreign Exchange Contracts			
Forward Foreign Exchange			
1 Year or Less	1,114.2	0.1	(0.5)
1 to 5 Years	98.5	1.5	2.4
Currency Swaps			
1 Year or Less	109.8	0.8	0.9
1 to 5 Years	67.0	1.7	(1.5)
Equity Contracts			
Equity Index Linked Contracts Held			
1 Year or Less	14.8	0.5	-
1 to 5 Years	55.4	3.1	5.8

42. DERIVATIVE TRANSACTIONS (Continued)

The following table sets out details of all derivatives used in the group's non-trading activities at 30 September 2001.

Non-Trading Book	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
1 Year or Less	635.5	0.5	6.5
1 to 5 Years	1,614.1	2.5	55.6
5 to 10 Years	665.4	8.5	26.9
Over 10 Years	40.0	10.1	2.1
Interest Rate Swaps-Pay Fixed			
1 Year or Less	1,466.2	0.3	(7.5)
1 to 5 Years	1,639.1	2.6	(41.5)
5 to 10 Years	410.1	7.6	(18.1)
Over 10 Years	280.4	15.9	(9.0)
Interest Rate Swaps-Pay and Receive Floating			
1 to 5 Years	11.0	3.0	0.2
Forward Rate Agreements-Loans			
1 Year or Less	–	–	–
Forward Rate Agreements-Deposits			
1 Year or Less	40.2	0.5	(0.1)
Interest Rate Caps, Floors & Options Held			
1 Year or Less	23.3	0.6	–
1 to 5 Years	82.6	2.0	1.7
Interest Rate Caps, Floors & Options Written			
1 Year or Less	26.7	0.6	–
1 to 5 Years	497.9	2.9	(4.6)
5 to 10 Years	513.5	8.2	(2.5)
Over 10 Years	248.1	21.3	(17.9)
Foreign Exchange Contracts			
Forward Foreign Exchange			
1 Year or Less	2,553.0	0.1	8.4
1 to 5 Years	96.7	1.4	(0.8)

42. DERIVATIVE TRANSACTIONS (Continued)

Unrecognised Gains and Losses on Derivative Hedges

Gains and losses on instruments used for hedging are recognised in line with the underlying items which are being hedged. Based on market rates prevailing at the close of business on 30 September 2002, the unrecognised net losses on instruments used for hedging as at 30 September 2002 were €13.8m (2001: €0.9m loss).

The net gain expected to be recognised in the year to 30 September 2003 is €7.2m (2001: €9.9m gain) and thereafter a net loss of €21.0m (2001: €10.8m loss) is expected.

The net gain recognised in the year to 30 September 2002 in respect of previous years was €9.9m (2001: €2.2m loss) and the net loss arising in the year to 30 September 2002 which was not recognised in that year was €3.0m (2001: €11.4m loss).

Non-Trading Derivative Deferred Balances

Deferred balances relating to settled derivative transactions are released to the profit and loss account in the same periods as the income and expense flows from the underlying transactions. The table below summarises the deferred gains and losses at 30 September 2002.

	Deferred Gains	Deferred Losses	Total Net Deferred Gains /(Losses)
	€m	€m	€m
As at 1 October 2001	-	(0.7)	(0.7)
Gains and losses arising in previous years that were recognised this year	-	0.7	0.7
Gains and losses arising before 1 October 2001 that were not recognised in the year ended 30 September 2002	-	-	-
Gains and losses arising in the year ended 30 September 2002 that were not recognised in that year	6.9	(7.8)	(0.9)
As at 30 September 2002	6.9	(7.8)	(0.9)
Of which:			
Gains and losses expected to be recognised in the year ended 30 September 2003	1.7	(3.6)	(1.9)

Anticipatory Hedges

The group has entered into forward foreign exchange contracts to hedge partly the exchange risk on the translation of the net profit expected from activities conducted in currencies other than euro and euro legacy currencies. The fair value of these contracts amounted to an unrecognised gain of €5.0m (2001: €0.3m loss) at 30 September 2002.

43. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The group has estimated fair value wherever possible using market prices. In certain cases, however, including advances to customers, there are no ready markets. Accordingly, the fair value has been calculated by discounting expected future cashflows using market rates applicable at 30 September 2002. This method is based upon market conditions at 30 September 2002 which may not necessarily be indicative of any subsequent fair value. As a result, readers of these financial statements are advised to use caution when using this data to evaluate the group's financial position.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the group intends to realise assets through collection over time. As such, the fair value calculated does not represent the value of the group as a going concern at 30 September 2002.

The following table represents the carrying amount and the fair value of the group's financial assets and liabilities as at 30 September 2002.

	Carrying Amount 2002 €m	Fair Value 2002 €m	Carrying Amount 2001 €m	Fair Value 2001 €m
Non-Trading Financial Instruments				
Financial Assets				
Loans and Advances to Banks	**3,887.8**	**3,882.3**	3,386.7	3,389.4
Loans and Advances to Customers	**13,393.5**	**13,420.9**	10,975.3	11,032.2
Debt Securities	**1,456.4**	**1,471.8**	943.5	950.2
Equity Investment Shares	**2.4**	**2.4**	1.3	1.3
Financial Liabilities				
Deposits by Banks	**3,097.4**	**3,097.5**	3,763.8	3,765.5
Customer Accounts	**11,836.1**	**11,866.2**	8,862.3	8,869.8
Debt Securities in Issue	**1,919.2**	**1,919.4**	1,217.4	1,217.7
Subordinated Liabilities	**467.3**	**480.3**	476.6	478.8
Perpetual Capital Securities	**564.7**	**600.4**	318.3	336.9
Non-Equity Minority Interests – Preference Shares	**278.3**	**286.6**	288.1	289.6
Derivative Financial Instruments Held for Trading Purposes				
Interest Rate Contracts	**(8.8)**	**(8.8)**	(6.5)	(6.5)
Foreign Exchange Contracts	**1.0**	**1.0**	25.7	25.7
Derivative Financial Instruments Utilised for Non-Trading Activities				
Interest Rate Contracts		**(16.2)**		(8.2)
Foreign Exchange Contracts		**1.3**		7.6
Equity Contracts		**5.8**		–

The fair value applied to the debt securities assets, the perpetual capital securities and the preference shares issued by subsidiary undertakings are the quoted market values for these items at 30 September 2002. The fair value of the other financial assets and liabilities are calculated by discounting expected future cash flows using market rates applicable at 30 September 2002. The derivatives are marked to market at 30 September 2002.

44. CURRENCY INFORMATION

	The Group 2002 €m	The Group 2001 €m (restated)	The Company 2002 €m	The Company 2001 €m (restated)
Denominated in Euro	**8,981.4**	7,291.3	**8,899.7**	6,905.0
Denominated in Other Currencies	**10,436.4**	8,484.7	**9,127.0**	7,846.0
Total Assets	**19,417.8**	15,776.0	**18,026.7**	14,751.0
Denominated in Euro	**9,072.3**	7,413.3	**8,990.6**	7,027.0
Denominated in Other Currencies	**10,345.5**	8,362.7	**9,036.1**	7,724.0
Total Liabilities and Capital Resources	**19,417.8**	15,776.0	**18,026.7**	14,751.0

Due to off balance sheet items the above analysis should not be considered to demonstrate foreign exchange risk exposures.

45. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS

This report on directors' remuneration and interests has been prepared by the remuneration committee on behalf of the board of directors in accordance with the requirements of the Irish Stock Exchange's Combined Code on Corporate Governance.

Remuneration Committee

The remuneration committee's current members are Peter Murray (chairman), Michael Jacob and Ned Sullivan, all of whom are non-executive directors. This committee is responsible for the formulation of the group's policy on remuneration in relation to all executive directors and other senior executives. The remuneration of the executive directors is determined by the board of directors on the recommendations of the remuneration committee. The recommendations of the remuneration committee are considered and approved by the board.

Remuneration Policy

The remuneration policy adopted by the group is to reward its executive directors competitively having regard to comparable companies and the need to ensure that they are properly rewarded and motivated to perform in the best interests of the shareholders. The policy is based heavily on rewarding performance. The group chief executive is fully consulted about remuneration proposals and from time to time the remuneration committee takes advice from external pay consultants. Included in the remuneration package for executive directors are basic salary, a performance related bonus and the ability to participate in employee share incentive plans. They are also entitled to participate in either a personal Revenue approved defined contribution pension plan or a group defined benefit pension scheme.

Performance Bonus

The level of performance bonus is determined for each individual executive director. The level earned in any one year is paid out of a defined pool and depends on the remuneration committee's assessment of each individual's performance against predetermined targets for that year and also an assessment of the overall performance of the group.

The performance bonus is split into two components. Part of the performance bonus is paid annually and is determined by reference to the economic profit generated by the group. The other element of the performance bonus is calculated by reference to total shareholder return and compared to a peer group and the payment of this bonus is deferred to the earlier of three years or the individual's retirement date. Its cost is accrued in the accounts.

In 2001 an additional deferred bonus of €952,000 was awarded to the group chief executive in view of his exceptional performance over the previous five years and in recognition of an agreement by him to remain in his current position for a minimum period. Its cost was accrued in the 2001 accounts.

Share Incentive Plans

It is company policy to motivate its executive directors by granting them share options. These options have been granted under the terms of the employee share incentive plans approved by shareholders. Further details in relation to these plans are given in Note 31 to the financial statements. Non-executive directors are not eligible to participate in the employee share incentive plans.

Loans to Directors

Loans to directors are made in the ordinary course of business on commercial terms in accordance with established policy. At 30 September 2002 the aggregate amount outstanding in loans to persons who at any time during the year were directors was €12,070,000 (2001: €10,414,000) in respect of nine (2001:seven) individuals.

45. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Contracts

Other than in the normal course of business, there have not been any contracts or arrangements with the company or any subsidiary undertaking during the year in which a director of the company was materially interested and which were significant in relation to the group's business. There are no service contracts in existence for any director with the company or any of its subsidiary undertakings.

Pensions

William McAteer is not a member of any of the group's defined benefit pension schemes. Instead the group makes payments to a defined contribution scheme for his benefit. All of the other executive directors at 30 September 2002 are members of a group defined benefit scheme. All pension benefits are determined solely in relation to basic salary. Non-executive directors are not entitled to any pension benefits.

45. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Directors' Remuneration

	2002								
	Salary	Fees	Annual Performance Bonus	Deferred Performance Bonus	Additional Performance Bonus	Benefits	Pension Contribution	Former Directors	Total
	€000	€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors									
Sean FitzPatrick	494	-	800	400	-	46	145	-	1,885
William Barrett (1)	220	-	370	-	-	14	59	-	663
Peter Killen	284	-	378	190	-	24	83	-	959
William McAteer	288	-	435	215	-	22	56	-	1,016
Tiarnan O Mahoney	351	-	490	245	-	21	103	-	1,210
John Rowan	355	-	397	238	-	33	92	-	1,115
Non-Executive Directors									
Peter Murray (2)	-	119	-	-	-	-	-	-	119
Fintan Drury (3)	-	19	-	-	-	-	-	-	19
Michael Jacob	-	49	-	-	-	-	-	-	49
William McCann (4)	-	4	-	-	-	-	-	-	4
Anthony O'Brien (5)	-	41	-	-	-	-	-	-	41
Anton Stanzel	-	51	-	-	-	-	-	-	51
Ned Sullivan (6)	-	42	-	-	-	-	-	-	42
Patrick Wright	-	44	-	-	-	-	-	-	44
Former Directors	-	-	-	-	-	-	-	46	46
Total	1,992	369	2,870	1,288	-	160	538	46	7,263

Annual and deferred performance bonuses were formally determined a year in arrears. These are now on a current year basis and the 2001 comparatives have been restated to reflect this.

(1) Retired on 5 July 2002
(2) Appointed as Chairman on 25 January 2002
(3) Co-opted on 30 May 2002
(4) Retired on 12 November 2001
(5) Retired as Chairman on 25 January 2002
(6) Co-opted on 12 November 2001

45. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Directors' Remuneration

2001

	Salary	Fees	Annual Performance Bonus	Deferred Performance Bonus	Additional Performance Bonus	Benefits	Pension Contribution	Former Directors	Total
	€000	€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors									
Sean FitzPatrick	460	–	559	190	952	35	135	–	2,331
William Barrett	267	–	241	76	–	19	72	–	675
Peter Killen	267	–	248	95	–	24	78	–	712
William McAteer	267	–	254	140	–	22	53	–	736
Tiarnan O Mahoney	280	–	286	159	–	21	82	–	828
John Rowan	303	–	238	143	–	20	84	–	788
Non-Executive Directors									
Anthony O'Brien	–	119	–	–	–	–	–	–	119
Anthony Coleby (1)	–	11	–	–	–	–	–	–	11
Michael Jacob	–	37	–	–	–	–	–	–	37
William McCann	–	37	–	–	–	–	–	–	37
Peter Murray	–	37	–	–	–	–	–	–	37
Anton Stanzel (2)	–	17	–	–	–	–	–	–	17
Patrick Wright	–	37	–	–	–	–	–	–	37
Former Directors	–	–	–	–	–	–	–	46	46
Total	1,844	295	1,826	803	952	141	504	46	6,411

(1) Retired on 26 January 2001

(2) Co-opted on 19 April 2001

45. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Directors' Pension Benefits

The executive directors' pension benefits under the defined benefit pension scheme of which they are members are as follows:

	Increase in Accrued Annual Pension Benefit During Year	Total Accrued Pension Benefit At Year End	Transfer Value of Increase in Accrued Benefit
	€000	€000	€000
Sean FitzPatrick	17	323	311
William Barrett*	3	176	49
Peter Killen	12	190	226
Tiarnan O Mahoney	28	118	243
John Rowan	13	111	116
	73	918	945

The increase in accrued annual pension benefit during the year excludes any increase for inflation. The total accrued pension benefit at year end is that which would be paid annually on retirement based on service to the year end. The transfer value of the increase in accrued benefit has been calculated by an independent actuary. The company paid €56,000 into a defined contribution pension scheme on behalf of William McAteer.

*Retired on 5 July 2002

45. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Directors' and Company Secretary's Interests

The beneficial interests of the current directors and secretary and of their spouses and minor children in the shares issued by the company are included in the following table:

	30 September 2002		30 September 2001	
Interests in Ordinary Shares	Ordinary Shares	Share Options	Ordinary Shares	Share Options
Directors:				
Peter Murray	**90,511**	**-**	60,422	-
Sean FitzPatrick	**3,564,108**	**631,729**	3,538,130	631,729
Fintan Drury	**15,000**	**-**	*-	-
Michael Jacob	**373,281**	**-**	357,639	-
Peter Killen	**1,105,649**	**481,729**	1,177,235	481,729
William McAteer	**671,635**	**756,729**	659,977	756,729
Tiarnan O Mahoney	**488,052**	**486,688**	155,929	961,688
John Rowan	**348,084**	**483,029**	424,698	483,029
Anton Stanzel	**1,231**	**-**	-	-
Ned Sullivan	**203,008**	**-**	*184	-
Patrick Wright	**190,222**	**-**	143,704	-
Secretary:				
Ronan Murphy	**32,763**	**206,729**	30,367	326,729

* or date of appointment if later

There have been no changes in the directors' and secretary's shareholdings between 30 September 2002 and 26 November 2002. The directors and secretary and their spouses and minor children have no other interests in the shares of the company or its group undertakings as at 30 September 2002.

45. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Share Options Granted to Directors

Options to subscribe for ordinary shares in the company granted to and exercised by directors during the year to 30 September 2002 are included in the following table:

	Options at 1 October 2001	Options Granted Since 1 October 2001		Options Exercised Since 1 October 2001		Market Price at Exercise Date	Options at 30 September 2002				Weighted Average
	Number	Number	Price €	Number	Price €	Price €	Number	Date from which	Expiry Date Exercisable	Exercise Price €	Exercise Price €
Sean FitzPatrick	312,500						312,500	Sept 03	Sept 10	2.36	
	312,500						312,500	Sept 05	Sept 10	2.36	
	6,729						6,729	*Sept 03	Mar 04	1.79	
	631,729						**631,729**				**2.35**
Peter Killen	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	6,729						6,729	*Sept 03	Mar 04	1.79	
	481,729						**481,729**				**2.35**
William McAteer	275,000						275,000	May 00	May 04	1.09	
	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	6,729						6,729	*Sept 03	Mar 04	1.79	
	756,729						**756,729**				**1.89**
Tiarnan O Mahoney	200,000			200,000	0.81	4.48	-	Jan 99	Jan 03	0.81	
	275,000			275,000	1.09	4.48	-	May 00	May 04	1.09	
	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	11,688						11,688	*Sept 05	Mar 06	1.79	
	961,688			**475,000**			**486,688**				**2.35**
John Rowan	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	8,029						8,029	*Sept 06	Mar 07	3.34	
	483,029						**483,029**				**2.38**

* Issued under the terms of the Anglo Irish Bank SAYE Scheme

The closing market price of the company's ordinary shares at 30 September 2002 was €6.05 (2001: €3.26) and the range during the year to 30 September 2002 was €2.75 to €7.05.

46. APPROVAL OF FINANCIAL STATEMENTS

The group financial statements were approved by the board of directors on 26 November 2002.

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 30 SEPTEMBER 2002

	USDm	GBPm	CHFm
Interest Receivable and Similar Income			
Interest Receivable and Similar Income arising from			
Debt Securities and other Fixed Income Securities	46.4	29.7	68.8
Other Interest Receivable and Similar Income	929.8	593.6	1,377.8
Interest Payable and Similar Charges	(634.2)	(404.9)	(939.7)
Net Interest Income	342.0	218.4	506.9
Other Income			
Fees and Commissions Receivable	121.6	77.6	180.1
Fees and Commissions Payable	(11.4)	(7.3)	(16.9)
Dealing Profits	3.4	2.2	5.1
Other Operating Income	9.3	5.9	13.7
Total Income	464.9	296.8	688.9
Operating Expenses			
Administrative Expenses	131.1	83.6	194.2
Depreciation and Goodwill Amortisation	11.5	7.4	17.1
Provisions for Bad and Doubtful Debts - Specific	16.1	10.3	23.8
- General	48.6	31.0	72.0
	207.3	132.3	307.1
Group Profit on Ordinary Activities Before Taxation	257.6	164.5	381.8
Taxation on Profit on Ordinary Activities	(57.7)	(36.8)	(85.5)
Group Profit on Ordinary Activities After Taxation	199.9	127.7	296.3
Minority Interests	(18.5)	(11.9)	(27.5)
Group Profit Attributable to Ordinary Shareholders	181.4	115.8	268.8
Dividends	(39.7)	(25.3)	(58.8)
Group Profit Retained for Year	141.7	90.5	210.0
Scrip Dividends	8.3	5.3	12.3
Group Profit Brought Forward	299.3	191.1	443.5
Group Profit Carried Forward	449.3	286.9	665.8
Basic Earnings Per Share	57.33c	36.60p	Chf 0.85
Diluted Earnings Per Share	55.92c	35.70p	Chf 0.83
Dividends Per Ordinary Share	12.35c	7.89p	Chf 0.18

Exchange Rates used at 30 September 2002. One Euro = USD 0.986 / GBP 0.6295 / CHF 1.4611

Consolidated Balance Sheet

AS AT 30 SEPTEMBER 2002

	USDm	GBPm	CHFm
Assets			
Loans and Advances to Banks	3,833	2,447	5,680
Loans and Advances to Customers	13,170	8,408	19,515
Securitised Assets	927	592	1,374
Less: Non-Returnable Proceeds	(891)	(569)	(1,320)
	36	23	54
Debt Securities	1,436	917	2,128
Equity Investment Shares	2	2	4
Own Shares	6	4	9
Intangible Fixed Assets - Goodwill	61	39	90
Tangible Fixed Assets	28	18	41
Other Assets	122	78	181
Prepayments and Accrued Income	374	238	554
	19,068	12,174	28,256
Life Assurance Assets Attributable to Policyholders	78	50	116
Total Assets	19,146	12,224	28,372
Liabilities			
Deposits by Banks	3,054	1,950	4,526
Customer Accounts	11,670	7,451	17,294
Debt Securities in Issue	1,892	1,208	2,804
Proposed Dividends	26	17	39
Other Liabilities	55	35	81
Accruals and Deferred Income	373	238	552
Provisions for Liabilities and Charges	5	3	7
	17,075	10,902	25,303
Capital Resources			
Subordinated Liabilities	461	294	683
Perpetual Capital Securities	557	355	825
Equity and Non-Equity Minority Interests	275	176	408
	1,293	825	1,916
Called Up Share Capital	103	65	152
Share Premium Account	147	94	218
Other Reserves	1	1	1
Profit and Loss Account	449	287	666
Total Shareholders' Funds (All Equity Interests)	700	447	1,037
Total Capital Resources	1,993	1,272	2,953
	19,068	12,174	28,256
Life Assurance Liabilities Attributable to Policyholders	78	50	116
Total Liabilities and Capital Resources	19,146	12,224	28,372

Exchange Rates used at 30 September 2002. One Euro = USD 0.986 / GBP 0.6295 / CHF 1.4611

SUBSTANTIAL SHAREHOLDINGS

The following interests in the ordinary share capital had been notified to the company at 26 November 2002.

	Number of Shares	% of Issued Ordinary Share Capital
Bank of Ireland Nominees Limited*	16,041,578	4.9
Threadneedle Asset Management Limited *	12,216,174	3.7

* These shareholders have informed the company that their holdings are not beneficially owned but are held on behalf of a range of clients none of whom, so far as the directors are aware, hold more than 3% of the issued ordinary share capital.

SIZE ANALYSIS OF SHAREHOLDERS AT 30 SEPTEMBER 2002

	Shareholders		Shares	
	Number	%	Number	%
1 - 5,000	11,243	80.0	14,194,160	4.4
5,001 - 10,000	1,328	9.4	9,257,723	2.8
10,001 - 25,000	910	6.5	13,667,640	4.2
25,001 - 50,000	256	1.8	8,920,824	2.7
50,001 - 100,000	118	0.8	8,350,480	2.6
100,001 - 500,000	143	1.0	34,442,825	10.6
Over 500,000	64	0.5	236,436,802	72.7
	14,062	100.0	325,270,454	100.0

anglo irish bank locations



ANGLO IRISH BANK LOCATIONS

dublin
(head office)

Stephen Court,
18/21 St. Stephen's Green,
Dublin 2.
Tel: (01) 616 2000
Fax: (01) 616 2481
Website:
www.angloirishbank.com

registrar correspondence computershare investor services (ireland) limited

Heron House, Corrig Road,
Sandyford Industrial Estate,
Dublin 18.
Tel: (01) 216 3100
Free Phone: 1 800 225125
(shareholder queries)
Website:
www.computershare.com

international financial services

Custom House Plaza,
Block 4, IFSC,
Dublin 1.
Tel: (01) 670 2388
Fax: (01) 670 2384

private banking

61 Fitzwilliam Square,
Dublin 2.
Tel: (01) 631 0000
Fax: (01) 631 0098

cork

20 South Mall, Cork.
Tel: (021) 4255 300
Fax: (021) 4255 390

glasgow

Wallace House,
220 St. Vincent Street,
Glasgow G2 5QP.
Tel: (0044) 141 2047270
Fax: (0044) 141 2047299

london

10 Old Jewry,
London EC2R 8DN.
Tel: (0044) 20 7710 7000
Fax: (0044) 20 7710 7050

manchester

Bartle House,
9 Oxford Court,
Manchester M2 3PA.
Tel: (0044) 161 234 6600
Fax: (0044) 161 234 6609

banbury

Town Centre House,
Southam Road, Banbury,
Oxon OX16 2EN.
Tel: (0044) 1295 755500
Fax: (0044) 1295 755510

isle of man

St. George's Court,
Upper Church Street, Douglas,
Isle of Man IM1 1EE
Tel: (0044) 1624 698 000
Fax: (0044) 1624 698 001

dusseldorf
(representative office)

Immermannstrasse 13,
40210, Dusseldorf.
Tel: (0049) 211 5504480
Fax: (0049) 211 55044888

To download this and previous annual reports, please log onto: www.angloirishbank.com
Produced by Group Marketing & Communications,
for further information please email: marynolan@angloirishbank.ie

Design & Artwork by Designbank Ltd. Tel: 6604177



galway

Anglo Irish Bank House,
Forster Street, Galway.
Tel: (091) 536 900
Fax: (091) 536 931/536 932

limerick

Anglo Irish Bank House,
98 Henry Street, Limerick.
Tel: (061) 461 800
Fax: (061) 461 898/99

waterford

Bank House,
96 The Quay, Waterford.
Tel: (051) 849 300
Fax: (051) 849 398/99

belfast

14/18 Great Victoria Street,
Belfast BT2 7BA.
Tel: (0044) 2890 333100
Fax: (0044) 2890 269090

birmingham

Embassy House,
60 Church Street,
Birmingham B3 2DJ.
Tel: (0044) 121 2320800
Fax: (0044) 121 2320808

geneva

7 Rue des Alpes,
P.O. Box 1380,
1211 Geneva 1.
Tel: (0041) 22 716 3636
Fax: (0041) 22 716 3645

vienna

Rathausstrasse 20,
P.O. Box 306, A-1011,
Vienna.
Tel: (0043) 1 4066161
Fax: (0043) 1 4058142

boston
(representative office)

84 State Street,
Boston MA 02109.
Tel: (001) 617 720 2577
Fax: (001) 617 720 6099

new york
(representative office)

245 Park Avenue,
New York, NY 10167.
Tel: (001) 212 372 8973
Fax: (001) 212 372 8911


banbury
belfast
birmingham